                      [Letterhead of The ASK Group, Inc.]

                                                                    May 25, 1994

Dear Stockholder:

     As you may be aware, on May 18, 1994, ASK entered into a merger agreement with Computer Associates International, Inc. ("CA") and its wholly owned subsidiary, Speedbird Merge, Inc. ("Speedbird"), pursuant to which CA agreed to commence as promptly as practicable a tender offer for ASK common stock for a cash price of $13.25 per share. The agreement provides that, following completion of the offer, CA will cause Speedbird to merge into ASK and any ASK shares that are not acquired through the tender offer will be converted in the merger into the right to receive the same consideration as is paid in the tender offer.

     YOUR BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. THE BOARD RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9, including the opinion of Bear, Stearns & Co. Inc., ASK's financial advisor, that the consideration to be received pursuant to the merger agreement is fair to ASK's stockholders from a financial point of view. We urge you to read the enclosed
Schedule 14D-9 and the related CA tender offer materials carefully.

     On behalf of ASK's Board of Directors, I thank you for the support you have given to the Company over the years.

                                          Sincerely,

                                          Paul C. Ely, Jr.
                                          Chairman

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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              THE ASK GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                              THE ASK GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE

            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   001903103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PAUL C. ELY, JR.
                             CHAIRMAN OF THE BOARD
                              THE ASK GROUP, INC.
                                2880 SCOTT BLVD.
                         SANTA CLARA, CALIFORNIA 95052
                                 (408) 562-8800
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                            DOUGLAS H. COLLOM, ESQ.
                               JOHN A. FORE, ESQ.
                       WILSON, SONSINI, GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300

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- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is The ASK Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2880 Scott Boulevard, Santa Clara, California 95052-8013. The title and the class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Shares"), including associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Common Shares Rights Agreement, dated as of August 15, 1990, as amended (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent. Unless the context indicates otherwise, all references herein to the Shares shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 25, 1994 (the "Schedule 14D-1"), of Speedbird Merge, Inc. ("Merger Subsidiary"), a Delaware corporation and wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation (the "Buyer"), to purchase all of the outstanding Shares at a price of $13.25 per Share, net to the Seller in cash without interest, subject to certain conditions set forth therein. The Offer is being made by Merger Subsidiary pursuant to the Agreement and Plan of Merger, dated as of May 18, 1994 (the "Merger Agreement"), among the Company, the Buyer and Merger Subsidiary, a copy of which is filed as Exhibit 1 to this statement and is incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the merger (the "Merger") of Merger Subsidiary and the Company is expected to be consummated as soon as practicable after the expiration of the Offer. The Schedule 14D-1 states that the address of the principal executive offices of the Buyer and Merger Subsidiary is 1 Computer Associates Plaza, Islandia, New York 11788. A copy of the press release issued by the Company and Buyer on May 19, 1994 is filed as Exhibit 2 to this statement and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement attached hereto as Annex A which is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described on pages 2-13 in sections entitled "Security Ownership of Principal Stockholders, Directors and Executive Officers", "Employee Benefit Plans", "Director Compensation", "Executive Compensation" and "Management Transactions" of the Company's Proxy Statement dated October 22, 1993 for the Annual Meeting of Stockholders held on November 22, 1993, copies of which pages are filed as Exhibit 3 to this statement and are incorporated by reference herein. Certain contracts, agreements, arrangements and understandings relating to the Company's directors, executive officers and affiliates are contained in the Merger Agreement, and certain other agreements affected thereby or to be entered into in connection therewith, are described below under "Merger Agreement," "Stockholder Option Agreement" and "Additional Agreements, Arrangements and Understandings".

  MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

     The Offer is being made pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Buyer has agreed to cause Merger Subsidiary to accept Shares validly tendered pursuant to the Offer as soon as legally permitted and to pay for all such Shares as promptly as practicable thereafter, following the satisfaction or waiver of the conditions to the Offer (which conditions are described below); provided, that Buyer may extend the Offer for a period of time of not more than 15 business days to meet the objective (but not the condition) that there shall be validly tendered, prior to the expiration date of the Offer (as so extended) and not withdrawn a number of Shares, which, together with the Shares then owned by Buyer and Merger Subsidiary, represents at least 90% of the Shares on a fully diluted basis (as defined below). The Merger Agreement provides that the obligation of Merger Subsidiary to purchase Shares tendered pursuant to the Offer shall be subject to there being tendered and not withdrawn a number of Shares such that upon consummation of the Offer, Buyer and Merger Subsidiary would beneficially own, in the aggregate, a majority of the number of outstanding Shares on a fully diluted basis (the "Minimum Condition") and to the other conditions set forth in the Offer. Buyer and Merger Subsidiary expressly reserve the right to waive any of the conditions to the Offer (other than the Minimum Condition) and to make any change in the terms of the Offer; provided, that no change may be made which changes the form of consideration to be paid for the Shares or decreases the price per Share or number of Shares sought in the Offer or which imposes additional conditions to the Offer or which materially adversely (from the holders' of the Shares point of view) changes the conditions to the Offer. For the purposes hereof, "on a fully diluted basis" means the number of outstanding Shares, assuming the exercise of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms (but subject to the conditions) set forth in the Merger Agreement, Merger Subsidiary will be merged with and into the Company (the "Merger"). In the Merger, each outstanding Share not held, directly or indirectly, by Buyer, Merger Subsidiary or any of their respective subsidiaries or by the Company (other than Shares as to which appraisal rights have been exercised pursuant to Section 262 of the Delaware Law ("Dissenting Shares")) will be converted into the right to receive $13.25 in cash. Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the time of the Merger will be converted into and become one share of common stock of the surviving corporation of the Merger, which will thereupon become a wholly owned subsidiary of Buyer. The Merger Agreement provides that the Merger will be consummated as soon as practicable after the satisfaction or waiver of the conditions to the Merger and shall become effective upon filing of a certificate of merger with the Secretary of State of Delaware or at such later time specified in the certificate (the "Effective Time").

     Board Representation. The Merger Agreement provides that, effective upon the acceptance for payment by the Merger Subsidiary pursuant to the Offer of Shares in an amount not less than the Minimum Condition, Buyer shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors, as will make the percentage of the Company's directors designated by Buyer equal to the percentage of outstanding Shares then owned (or accepted for payment) by Buyer and Merger Subsidiary. The Company has agreed that it will take all necessary and appropriate action in accordance with applicable law and its Certificate of Incorporation and By-Laws to cause Buyer's designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Following the appointment of Buyer's designees to the Board, and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Buyer or Merger Subsidiary or waiver of the Company's rights under the Merger Agreement shall require the approval of a majority of the directors who are neither designees of Buyer nor employees of the Company.

     The Merger Agreement provides that the directors and officers of Merger Subsidiary immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation, each to hold office until his or her respective successors are duly elected and qualified. As provided in the Merger Agreement, the Certificate of Incorporation of Merger Subsidiary (except for a change in the name of the corporation) and the By-Laws of Merger Subsidiary, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and By-Laws of the surviving corporation.

     Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its stockholders to be held as promptly as practicable after the consummation of the Offer for the purpose of obtaining any stockholder approvals required in connection with the transactions contemplated by the Merger Agreement. Under the Merger Agreement, at any such meeting Buyer and

Merger Subsidiary will vote all Shares acquired or beneficially owned by them in favor of approval of the Merger Agreement and the Merger.

     If the Minimum Condition is satisfied pursuant to the Offer, Merger Subsidiary will hold at least a majority of the outstanding Shares on a fully diluted basis and will be able to assure that the requisite number of affirmative votes in favor of approval of the Merger Agreement will be received, even if no other stockholder votes in favor thereof. If Merger Subsidiary obtains at least 90% of the outstanding Shares, it may effect the Merger without any notice to and without the authorization of the stockholders of the Company pursuant to the "short-form" merger provisions of Delaware law.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, Securities and Exchange Commission ("SEC") filings, financial statements, disclosure documents, absence of certain changes, material liabilities, litigation, taxes, employee benefits, compliance with laws, finders' fees, environmental matters, material contracts, intellectual property and insurance coverage.

     Buyer and Merger Subsidiary have also made certain representations and warranties with respect to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, finders' fees and financing.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or consented to by Buyer (which consent shall not be unreasonably withheld), the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their best efforts to preserve intact their business organizations and maintain satisfactory relationships with third parties with whom they have business relationships. The Company has further agreed that, until the Effective Time, without prior approval of Buyer (which approval shall not be unreasonably withheld), neither the Company nor any of its subsidiaries will, among other things: (i) except as expressly contemplated by the Merger Agreement, amend or otherwise change its charter or by-laws or the Rights Agreement, (ii) enter into any material commitment or transaction (including, but not limited to, any material borrowing, capital expenditure or sale of assets), other than in the ordinary course of business, (iii) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of their officers or employees or any increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement (including, but not limited to, the granting of stock options, stock appreciation rights or restricted stock awards made to, for or with such officers or employees, (iv) enter into any employment agreement or, except in accordance with the Company's existing written policy, grant any severance or termination pay with or to any officer, director or employee of the Company or any of its subsidiaries, (v) except as expressly contemplated by the Merger Agreement, amend any of its stock option or stock purchase plans, including any options or rights thereunder, (vi) enter into any foreign currency trading transactions, other than in the ordinary course of business consistent with past practices and not, in the aggregate, in excess of $500,000, (vii) enter into any customer sale or license agreements with non-standard terms or at discounts from list prices in excess of 20%,
(viii) pay commissions to sales employees except on the basis of executed customer contracts with respect to products actually delivered to customers,
(ix) enter into any contracts or series of related contracts involving amounts in excess of $50,000 for any transaction or $150,000 for any series of transactions, (x) enter into any customer agreements providing for product replacements, or (xi) (A) take any action, or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (B) omit or agree or commit to omit to take any action necessary to prevent any such representation or warrant from being inaccurate in any respect at any such time.

     The Company has agreed to give Buyer and its representatives full access to the offices, properties, books and records, of the Company and its subsidiaries, and to furnish Buyer with other information concerning its business, properties and personnel as Buyer may reasonably request.

     Subject to the terms and conditions of the Merger Agreement, each of Buyer, Merger Subsidiary and the Company has agreed to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

     Agreements With Respect to Employee Matters. The Company has agreed to cause each of its subsidiaries to cause each officer and director of such subsidiary to deliver resignations to such subsidiary effective at the Effective Time. The Company has further agreed under the Merger Agreement to terminate its 1992 Overseas Employee Stock Purchase Plan and its 1993 Employee Stock Purchase Plan and to amend its 401(k) plan prior to the Effective Time to permit employer matching contributions thereunder to be made in cash. In the Merger Agreement, Buyer stated that it intends to terminate or discontinue contributions to the Company's 401(k) plan or merge it into Buyer's 401(k) plan, and that it intends to make its 401(k) plan available after the Effective Time to employees of the Company.

     Under the Merger Agreement, stock option vesting of Company employee stock options will be treated in two ways. First, with respect to all outstanding stock options granted under the Company's 1991 Stock Plan (including options issued in the Company's previously announced option repricing exchange program, but excluding options under the Company's 1991 United Kingdom Stock Option
Plan), options will have their vesting automatically fully accelerated immediately upon the acceptance of Shares pursuant to the Offer. Second, with respect to all outstanding stock options granted under the Company's other option plans, options will only have their vesting accelerated if (i) Buyer directs the Company to cause such options to terminate prior to the Effective Time or (ii) Buyer designates such options as options to be assumed and cashed out upon exercise at a per Share price equal to the excess, if any, of the Merger consideration ($13.25) over the applicable option exercise price, provided that options under the 1991 United Kingdom Stock Option Plan will not in any event have their vesting accelerated.

     With respect to how the options will be treated by Buyer (other than as to vesting, which is described immediately above), Buyer has three choices with respect to all outstanding stock options granted under the Company's various stock option plans. First, Buyer may designate such options that it will cash out when exercised by making a per Share cash payment equal to the excess, if any, of the Merger consideration over the applicable option exercise price with respect to all Shares subject to such option (without regard to vesting). Second, Buyer may direct the Company to cause such options to terminate prior to the Effective Time in a manner consistent with the provisions of the plan under which such options were granted. Third, Buyer may assume outstanding options. Buyer has agreed, in the Merger Agreement, that all outstanding options not designated by Buyer to be cashed out by Buyer on exercise or terminated will be assumed by converting them into options to buy an amount of common stock of Buyer based on the average closing price of Buyer common stock for the five trading days preceding the Effective Time, while preserving the aggregate exercise price (except that the aggregate exercise price might increase slightly as any exercise price fraction arising from the conversion will be increased to the next whole cent).

     The Company and Buyer have agreed to take all actions necessary so that the stock options previously granted to Paul C. Ely, Jr., Chairman of the Board of Directors of the Company, for 75,000 Shares, to Robert H. Waterman, Jr., Vice Chairman of the Board of Directors of the Company, for 50,000 Shares, to Gary B. Filler, Executive Vice President of Operations and Chief Financial Officer of the Company, for 250,000 Shares and to Eric D. Carlson, President and Chief Executive Officer of the Company, for 250,000 Shares, will be amended by the Company's Board of Directors (and the 1991 Stock Plan amended by the Company's Board of Directors as necessary) prior to the Effective Time, to provide for their cancellation in exchange for a 1995 cash payment equal to the per Share Merger consideration minus the exercise price relating to such options.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed that the Company and its subsidiaries and the officers, directors, employees or other agents of the Company and its subsidiaries will not, directly or indirectly (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) subject to the fiduciary duties of the Board of Directors under applicable law upon the advice of counsel to the Company, and in response to an unsolicited request therefor by a person whom a majority of the

Company's Board of Directors believes intends to submit a Superior Acquisition Proposal (as defined below), engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal. The Company has agreed to promptly notify Buyer after receipt of any Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and has agreed to keep Buyer fully informed of the status and details of any such Acquisition Proposal, indication or request. "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. "Superior Acquisition Proposal" means an Acquisition Proposal which a majority of the disinterested directors determines in its good faith judgment (based on advice of the Company's independent financial advisor) to be more favorable to the Company's stockholders than the Offer or the Merger, and for which financing, to the extent required, is then committed. Nothing in the Merger Agreement shall be deemed to prohibit the Company and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and (ii) making such disclosures to the Company's stockholders which, in the judgment of and subject to the fiduciary duties of the Board of Directors of the Company, with the advice of counsel to the Company, may be required under applicable law. Under certain circumstances, the Merger Agreement may be terminated and certain fees may be payable by the Company to Buyer if, prior to the purchase of any Shares under the Offer, the Company shall have received any Acquisition Proposal which the Board of Directors of the Company has determined is more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement. See "Termination" and "Fees and Expenses" below.

     Agreement With Respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement, Buyer has agreed, subject to any limitation imposed under applicable law, that all rights to indemnification now existing in favor of the directors and officers of the Company as provided in the Company's Certificate of Incorporation or By-Laws in effect on the date of the Merger Agreement shall survive the Merger and shall continue in effect for a period of six years from the consummation of the Merger. Buyer has further agreed that it will cause the surviving corporation to use its reasonable efforts to maintain in effect for three years after the Effective Time, officers' and directors' liability insurance covering those persons currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those policies in effect at May 18, 1994 with respect to acts or omissions occurring before the Effective Time, except that the surviving corporation will not be required to pay premiums for any year an amount exceeding the Company's premium cost for its policy for the fiscal year ended June 30, 1993. The foregoing agreements with respect to director and officer indemnification and insurance inure to the benefit of those persons who were or are officers or directors of the Company prior to the Effective Time.

     Rights Agreement. The Company has amended the Rights Agreement to make it and the Rights thereunder inapplicable to the Offer, the Merger and the Stockholder Option Agreement (as defined below). A copy of the amendment to the Rights Plan is filed as Exhibit 4 to this statement and is incorporated herein by reference. See Item 8 of this statement. The Rights will expire upon consummation of the Merger.

     Other Agreements. Buyer has agreed that it will take all action necessary to cause Merger Subsidiary to perform its obligations under the Merger Agreement (including providing Merger Subsidiary with sufficient funds to pay the aggregate purchase price of Shares accepted for purchase pursuant to the Offer) and to consummate the Merger on the terms and conditions set forth in the Merger Agreement. In addition, Buyer has agreed to vote all Shares beneficially owned by it in favor of adoption of the Merger Agreement after consummation of the Offer. Buyer also made certain agreements regarding confidentiality, including its agreement to hold, and use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence (subject to certain exceptions), unless compelled to disclose by judicial or administrative process or by other requirements of law, certain confidential documents and information concerning the Company and its subsidiaries furnished to Buyer in connection with the transactions contemplated by the Merger Agreement.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or before the Effective Time of the following conditions: (i) Merger Subsidiary shall have accepted for payment and paid for Shares tendered pursuant to the Offer in an amount equal to at least the Minimum Condition, (ii) the approval of the Merger Agreement by the affirmative vote of the stockholders by requisite vote in accordance with applicable law, if such vote is required by applicable law, (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger, (iv) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated, and (v) all actions by or in respect of or filing with any governmental body, agency, official or authority required to consummate the Merger shall have been obtained. In addition, the obligations of Buyer and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the further conditions that no court, arbitrator or governmental body, agency or official shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting the consummation of the Merger or the effective operation of the business of the Company and its subsidiaries after the Effective Time, and no proceeding challenging the Merger Agreement or the transactions contemplated thereby or seeking to prohibit, alter, prevent or materially delay the Merger shall have been instituted by any person before any court, arbitrator or governmental body, agency or official and be pending.

     Termination. The Merger Agreement may be terminated by (i) the mutual written consent of Buyer and the Company, (ii) by either the Company or Buyer,
(A) if the Merger has not been consummated by December 31, 1994, (B) if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment injunction, order or decree enjoining Buyer or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable, (C) if the Offer expires without any Shares having been purchased promptly thereafter pursuant to the Offer (unless the party proposing to so terminate is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement) or (D) prior to the purchase of Shares pursuant to the Offer, if there has been a willful breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, (iii) by Buyer, upon the occurrence of any Trigger Event (as defined under "Fees and Expenses" below), (iv) by the Company, if Merger Subsidiary shall have failed to commence the Offer in accordance with the Merger Agreement, or (v) by the Company, prior to the purchase of any Shares pursuant to the Offer, if the Company receives an Acquisition Proposal which the Company's Board of Directors determines is more favorable to the Stockholders than the Offer and the Merger.

     Conditions of the Offer. Notwithstanding any other provision of the Offer, Merger Subsidiary shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if (i) by the expiration of the Offer, the Minimum Condition shall not have been satisfied, (ii) by the expiration of the Offer, the applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated or (iii) at any time on or after May 18, 1994 and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist:

          1. there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the acquisition by Merger Subsidiary or any of its affiliates of Shares pursuant to the Stockholder Option Agreement (as defined below), the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Buyer or Merger Subsidiary or the consummation by Buyer or Merger Subsidiary of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the

     Stockholder Option Agreement, the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit Buyer's or Merger Subsidiary's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Buyer and its subsidiaries, taken as a whole, or to compel Buyer or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Buyer and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Buyer or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Buyer or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Buyer or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise, in the judgment of Buyer, is likely to materially adversely affect the Company and its subsidiaries, taken as a whole, or Buyer and its subsidiaries, taken as a whole; or

          2. there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Stockholder Option Agreement, the Merger Agreement, the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign other than the application of the waiting period provisions of the HSR Act to the Stockholder Option Agreement, the Merger Agreement, the Offer or the Merger, that, in the judgment of Buyer, is substantially likely, directly or indirectly, to result in any of the consequences referred to in clauses
     (i) through (v) of paragraph (a) above; or

          3. any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its subsidiaries that, in the reasonable judgment of Buyer, is or is likely to be materially adverse to the Company and its subsidiaries, taken as a whole; or

          4. a tender or exchange offer for some or all of the Shares shall have been publicly proposed to be made or shall have been made by another person, or it shall have been publicly disclosed or Buyer shall have otherwise learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 25% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 25% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission on May 18, 1994, (ii) any such person or group which, prior to May 18, 1994, had filed such a Schedule with the Commission shall have acquired or proposed to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, which, together with such ownership as is reflected on such Schedule, shall constitute 25% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) which, together with such ownership as is reflected on such Schedule, shall constitute 25% or more of any such class or series or (iii) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any material portion of assets of the Company or securities of the Company which, together with such ownership as is reflected on any such Schedule, shall constitute 25% or more of any such class of securities; or

          5. the Company shall have breached or failed to perform in any material respect any of its material covenants or agreements under this Agreement, or any of the material representations and warranties of the Company set forth in this Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time; or

          6. any party to the Stockholder Option Agreement other than Merger Subsidiary or Buyer shall have breached or failed to perform in any material respect any of its agreements under the Stockholder Option Agreement or any of the representations and warranties of any such party set forth in the Stockholder Option Agreement shall not be true in any material respect, in each case, when made or at any time prior to the consummation of the Offer as if made at and as of such time, or the Stockholder Option Agreement shall have been invalidated or terminated with respect to any Shares subject thereto; or

          7. the Merger Agreement or the Stockholder Option Agreement shall have been terminated in accordance with its terms; or

          8. the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to Buyer or the Merger Subsidiary its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Buyer into the Stockholder Option Agreement; or

          9. the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal;

which, in the sole judgment of Buyer in any such case, and regardless of the circumstances (including any action or omission by Buyer) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses and, except as described below, there are no provisions for payment by the Company of the fees and expenses of Buyer or Merger Subsidiary or vice versa, if the Merger Agreement is terminated. The Company has agreed to pay Buyer a fee in immediately available funds equal to $12,500,000 promptly, but in no event later than two business days, after the termination of the Merger Agreement as a result of the occurrence of any of the following events (each, a "Trigger Event"): (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal, (ii) any person or group (as defined in Section 13(d)(3) of the Exchange Act (other than Buyer of any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 25% of the outstanding Shares or shall have acquired, directly or indirectly, at least 25% of the assets of the Company, (iii) any person or group shall have commenced, or shall have publicly announced an intention to commence, a tender or exchange offer for at least majority of the outstanding Shares for a consideration per Share greater than the consideration per Share offered under the Offer, (iv) any representation or warranty made by the Company in, or pursuant to, the Merger Agreement shall not have been true and correct in all material respects when made and any such failures to be true and correct could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the Company and its subsidiaries taken as a whole (except that reductions or delays in orders of products in the Company or its subsidiaries due solely to any rumors, speculation or announcement of a potential merger involving the Company or the execution of the Merger Agreement and the Merger shall be excluded for consideration for purposes of the effect of an action or inaction on the Company and its subsidiaries taken as a whole) (a "Modified Material Adverse Effect"), or the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement, (v) the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to Buyer or Merger Subsidiary its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Buyer into the Stockholder Option Agreement, in any such case whether or not such withdrawal or modification is required by the fiduciary duties of the Board of Directors of the Company, or (vi) prior to the purchase of any Shares under the Offer, the Company shall have received an Acquisition Proposal which the Company's Board of Directors determines is more favorable to the stockholders than the Offer and the Merger, whether or not such determination is required by the fiduciary duties of the Board of Directors of the Company.

     The Company also has agreed to assume and pay, or reimburse Buyer for, all reasonable fees payable and expenses incurred by Buyer (including the fees and expenses of its counsel and the fees and expenses of institutions that are considering making or have made a commitment to provide financing for the transactions contemplated by the Merger Agreement) in connection with the Merger Agreement and the transactions contemplated thereby, in an aggregate amount not to exceed $2,500,000, whether or not the Offer or the Merger is consummated.

     Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Merger Subsidiary pursuant to the Offer. Although Buyer has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     Delaware Law. The Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Option Agreement, and the entry by Merger Subsidiary into the Stockholder Option Agreement for purposes of Section 203 of the Delaware General Corporation Law. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Offer or by the Stockholder Option Agreement. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

  Stockholder Option Agreement

     The following description of the Stockholder Option Agreement (the "Stockholder Option Agreement") dated as of May 18, 1994 among Merger Subsidiary and the Stockholders named therein (each a "Principal Stockholder") is qualified in its entirety by reference to the complete text of the Stockholder Option Agreement which is filed as Exhibit 5 to this statement and is incorporated herein by reference. The Principal Stockholders, along with the Shares of each subject to the Stockholder Option Agreement as of May 17, 1994, are Electronic Data Systems Corporation ("EDS"), with 4,008,535 Shares; Hewlett-Packard Company ("HP"), with 2,004,268 Shares; Paul C. Ely, Jr., the Company's Chairman of the Board with 5,000 Shares; Eric D. Carlson, the Company's Chief Executive Officer and President, with 10,000 Shares; Robert H. Waterman, Jr., the Company's Vice Chairman of the Board, with 6,000 Shares; and Thomas I. Unterberg, a director on the Company's Board of Directors, with no Shares. In August 1990, each of EDS and HP entered into an agreement to acquire Common Stock of the Company which continues to be in effect. See "Additional Agreements, Arrangements and Understandings" below. Robert N. Sharpe, a director on the Company's Board of Directors, is a Corporate Vice President of EDS. The outstanding Shares held by the Principal Stockholders represent approximately 26% of the Company's outstanding Shares as of May 17, 1994.

     Under the Stockholder Option Agreement, each Principal Stockholder has granted Merger Subsidiary the option (the "Stock Option") to purchase, subject to the terms and conditions set forth in the Stockholder Option Agreement, such Principal Stockholder's Shares for a price of $13.25 per Share in cash, or to cause to be tendered pursuant to the Offer such Principal Stockholder's Shares. In addition, if the price to be paid by Merger Subsidiary pursuant to the Offer is increased, the purchase price payable upon exercise of the Stock Option shall similarly be increased. The Stockholder Option Agreement also provides that the number and kind of Shares subject to the Stock Option and the purchase price therefor shall be appropriately and equitably adjusted in the event of changes in the Company's capital stock.

     Subject to the terms of the Stockholder Option Agreement, Merger Subsidiary has the right to exercise the Stock Option, in whole or in part, at any time up to 30 business days after the termination of the Merger Agreement. If Merger Subsidiary acquires any Shares pursuant to the Offer, it must purchase all of the Shares subject to the Stockholder Option Agreement.

     Each Principal Stockholder has also agreed, that upon receipt of instructions from Merger Subsidiary, it will deliver to the depositary designated in the Offer (the "Depositary") (i) a Letter of Transmittal with respect to such Principal Stockholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Principal Stockholder (but if such Shares are not accepted for payment and are to be returned pursuant to the Offer, to return such Shares to such Principal Stockholder whereupon they shall continue to be held by such Principal Stockholder subject to the terms and conditions of the Stockholder Option Agreement), (ii) the certificates evidencing such Principal Stockholder's Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer. Each Principal Stockholder has further agreed that it will not (without prior written notice to Merger Subsidiary) withdraw the tender effected thereby and that any withdrawn Shares shall continue to be held by such Principal Stockholder subject to the terms and conditions of the Stockholder Option Agreement.

     The Principal Stockholders' obligations to sell their respective Shares (other than tendering pursuant to the Offer) under the Stockholder Option Agreement are subject to satisfaction of the following conditions: (i) the representations and warranties of Merger Subsidiary set forth in the Stockholder Option Agreement shall be true and correct in all material respects on the date of sale, (ii) the applicable waiting period under the HSR Act to the exercise of the Stock Option shall have expired or been terminated, (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or otherwise restrain the exercise of the Stock Option, (iv) Merger Subsidiary shall have commenced the Offer, Merger Subsidiary shall not have materially breached any of its material covenants and agreements in the Merger Agreement, and the Merger Agreement shall not have been terminated, and
(v)(A) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by another person (B) it shall have been publicly disclosed (or Merger Subsidiary shall have learned) that any person, entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 25% of the Shares, or shall have granted any option or right, conditional or otherwise, to acquire more than 25% of the Shares, other than acquisitions for bona fide arbitrage purposes, or a group shall have been formed the members of which hold in the aggregate more than 25% of the Shares, (C) any person other than Merger Subsidiary or an affiliate of Merger Subsidiary shall have entered into an agreement in principle providing for a merger, consolidation or other business combination with, or a purchase of all or substantially all the assets of, the Company or of any subsidiary or division of the Company the business of which could constitute a "significant subsidiary" as that term is used in Rule 1.02 of Regulation S-X of the SEC, (D) the Board of Directors of the Company shall have failed to make, or has revoked or modified, its unqualified recommendation in favor of the Offer and the Merger or its approval of the entry by Merger Subsidiary into the Stockholder Option Agreement, or (E) the Company shall have committed a material breach of any provision of the Merger Agreement.

     Each Principal Stockholder has further agreed to not, directly or indirectly, solicit, initiate or encourage any (i) inquiry, proposal or offer from any person to acquire the business property or capital stock of the Company or any subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, the Company or any subsidiary thereof, or (ii) subject to a Principal Stockholder's fiduciary duty as a director of the Company (if applicable), participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to make or seek any of the foregoing. Each Principal Stockholder has agreed to promptly advise Merger Subsidiary of the terms of any communication it may receive relating to any of the foregoing.

     In entering into the Stockholder Option Agreement, each Principal Stockholder granted Merger Subsidiary a proxy to vote, express consent or dissent, or otherwise to utilize such voting power, in such manner and upon such matters as Merger Subsidiary shall, in its sole discretion, deem proper with respect to such Principal Stockholder's Shares. The proxy will be automatically revoked upon termination of the Stockholder Option Agreement.

  Additional Agreements, Arrangements and Understandings

     Indemnification of Directors and Officers. Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Further, in accordance with the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminates the liability of a director to the Company or its stockholders for monetary damages for breaches of his or her fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The Company's By-Laws provide for indemnification of certain officers, directors, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the By-Laws. A copy of a form of such indemnification agreement is filed as Exhibit 6 to this statement and incorporated herein by reference.

     Eric D. Carlson. In July 1993, Dr. Carlson was granted an option to purchase 20,000 Shares at an exercise price of $10.75 per share, vesting over a period of four years. In February 1994, the Board of Directors of the Company promoted Dr. Carlson to the position of President and Chief Executive Officer of the Company. In connection with the promotion, the Board's Compensation Committee granted to Dr. Carlson options to purchase 250,000 Shares with an exercise price of $7.875 per Share. All of the aforementioned options were granted under the Company's 1991 Stock Plan. All stock options granted under the 1991 Stock Plan would vest in full as a result of the acceptance of Shares pursuant to the Offer. In March 1994, shortly after Dr. Carlson's promotion, the Company entered into an agreement with Dr. Carlson (the "Carlson Severance Agreement") which provided that Dr. Carlson would be entitled, following a change of control of the Company, to full acceleration of vesting with respect to any unvested stock options or restricted stock. The acceptance of Shares pursuant to the Offer will result in a "change of control" for purposes of the Carlson Severance Agreement, and thus, the stock options granted to Dr. Carlson as described above would also vest in full pursuant to the Carlson Severance Agreement as a result of the purchase of Shares pursuant to the Offer. The Carlson Severance Agreement also provides for benefits to Dr. Carlson, if, following a change of control, (i) Dr. Carlson's position is terminated, (ii) his duties and responsibilities are significantly reduced, or (iii) his employment terminates by mutual agreement. In any such event, Dr. Carlson would be eligible to receive a lump sum severance payment equal to one year's salary if the severance occurs within one year following the change of control, nine months' salary if the severance occurs during the second year following the change of control, and six months' salary if the severance occurs thereafter. Dr. Carlson would also then be entitled to receive all benefits for the extent of his severance period as well as executive outplacement counseling. Also, as a result of his promotion, pursuant to an agreement between Dr. Carlson and the Company (the "Carlson Incentive Bonus Agreement"), Dr. Carlson will be entitled to an incentive bonus of $300,000 which can be earned if certain earnings targets are achieved for calendar 1994. As a result of the Offer, such bonus may be payable to Dr. Carlson earlier during calendar 1994 if Dr. Carlson's employment terminates for any reason following the acceptance of Shares pursuant to the Offer.

     As an inducement for Buyer to enter into the Merger Agreement and the transactions contemplated thereunder, Dr. Carlson entered into an agreement (the "Excise Tax Agreement") with the Company to reduce benefits payable to him to a level such that the golden parachute excise tax provisions of the Internal Revenue Code would not be triggered. A copy of the Carlson Severance Agreement is filed as Exhibit 7 to this statement and is incorporated herein by reference. A copy of the Carlson Incentive Bonus Agreement is filed as Exhibit 8 to this statement and is incorporated herein by reference. A copy of the Excise Tax Agreement is filed as Exhibit 9 to this statement and is incorporated herein by reference. The foregoing summaries of each of the Carlson Severance Agreement, the Carlson Incentive Bonus Agreement and the Excise Tax Agreement are qualified in their respective entireties by reference to the complete texts of such agreements.

     Gary B. Filler. In February 1994, the Board appointed Mr. Filler to the position of Executive Vice President of Operations and Chief Financial Officer of the Company. Pursuant to an offer letter (the "Filler Offer Letter") from the Company to Mr. Filler, Mr. Filler's initial base salary was set at $215,000, together with a target incentive bonus for calendar 1994 of $100,000. One-half of the target bonus will be earned if the Company reports operating income for the quarter ending June 30, 1994; the other half will be earned if the Company attains certain financial performance targets for the first half of fiscal 1995. In addition, Mr. Filler was granted options to purchase a total of 250,000 Shares with an exercise price of $7.875 per Share. Except as a result of the Offer, options to purchase 50,000 of those Shares would not be exercisable unless the Company reports operating income for the quarter ending June 30, 1994.

     In March 1994, shortly after Mr. Filler's hire, the Company entered into an agreement with Mr. Filler (the "Filler Severance Agreement") providing Mr. Filler with benefits in the event of (i) termination of employment, (ii) termination of employment following a change of control, and (iii) change of control without regard to termination of employment. Under the Filler Severance Agreement, Mr. Filler is entitled, following a change of control, to full acceleration of vesting with respect to any unvested stock options or restricted stock regardless of whether his employment subsequently terminates. For purposes of the Filler Severance Agreement, "change of control" is defined as (i) the acquisition by any person or group of persons of 50% or more of the Company's common stock or (ii) a transaction requiring shareholder approval involving either the sale of all or substantially all of the assets of the Company or the merger of the Company with or into a previously unaffiliated entity. All of the options granted to Mr. Filler were granted under the Company's 1991 Stock Plan and will vest in full as a result of the purchase of Shares pursuant to the Offer. The Filler Severance Agreement also provides that if Mr. Filler is terminated by the Company for any reason other than cause or voluntary resignation he will receive: (i) a severance payment equal to six months' base salary, (ii) six months of health care benefits, and (iii) executive outplacement services. The Filler Severance Agreement also provides for increased benefits if, following a change of control, (i) Mr. Filler's position is terminated, (ii) his duties and responsibilities are significantly reduced, or (iii) his employment terminates by mutual agreement. In any such event, Mr. Filler would be eligible to receive a lump sum severance payment equal to one year's salary if the severance occurs within one year following the change of control, nine months' salary if the severance occurs during the second year following the change of control, and six months' salary if the severance occurs thereafter. Mr. Filler would also then be entitled to receive all benefits for the extent of his severance period as well as executive outplacement counseling. The foregoing summary of the Filler Offer Letter and the Filler Severance Agreement is qualified in its entirety by reference to the complete texts of the Filler Offer Letter and the Filler Severance Agreement, respectively, copies of which are filed as Exhibits 10 and 11, respectively, to this statement and are incorporated herein by reference.

     Paul C. Ely, Jr. On March 10, 1994, the Board authorized the Company to retain Mr. Ely, the Company's Chairman of the Board since February 1994, as a consultant for the purpose of advising senior management on operational and management issues as the Company developed and implemented a new business plan. Mr. Ely is paid a fee of $13,333.33 per month as compensation for such consulting services. In connection with that engagement, the Board also granted Mr. Ely options to purchase 75,000 Shares pursuant to its 1991 Stock Plan. The options have an exercise price of $8.125 per share and were granted as fully exercisable options. On that date, the Board also increased the annual fee payable to Mr. Ely in his role as Chairman of the Board to $40,000. Such fee is paid in quarterly installments.

     Robert H. Waterman, Jr. On March 10, 1994, the Board authorized the Company to retain Mr. Waterman, the Company's Vice Chairman of the Board since February 1994, as a consultant for the purpose of advising senior management on operational and management issues as the Company developed and implemented a new business plan. Mr. Waterman is paid a fee of $13,333.33 per month as compensation for such consulting services. In connection with that engagements the Board also granted Mr. Waterman an option to purchase 50,000 Shares pursuant to its 1991 Stock Plan. The options have an exercise price of $8.125 per share and were granted as fully exercisable options. On that date, the Board also increased the annual fee payable to Mr. Waterman in his role as Vice Chairman of the Board to $35,000. Such amount is paid in quarterly installments.

     Thomas I. Unterberg. By letter dated January 27, 1994, the Company engaged Unterberg Harris to serve as the Company's financial advisor in connection with a possible sale of all or a part of the Company. Mr. Unterberg, a director on the Company's Board of Directors, is a principal with Unterberg Harris. See Item 5 of this statement below.

     Electronic Data Systems Corporation; Hewlett-Packard Company. On August 31, 1990, the Company entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Electronic Data Systems Corporation, a Texas corporation ("EDS"), and Hewlett-Packard Company, a California corporation ("HP"), a copy of which is filed as Exhibit 12 to this statement and is incorporated by reference herein. Under the Purchase Agreement, EDS and HP acquired 3,710,575 shares and 1,855,288 shares, respectively, of the Company's Common Stock, representing approximately 19.7% and 9.8%, respectively, of the then outstanding voting stock of the Company. The shares were sold to EDS and HP at a cash purchase price of $10.78 per share, for an aggregate purchase price of $60,000,003. The Purchase Agreement contains a number of covenants and agreements of the parties, including (i) the right of each of EDS and HP, upon request, to membership on the Board of Directors of the Company so long as each purchaser maintained a specified minimum level of ownership interest in the Company; (ii) the right of each of EDS and HP to maintain its percentage interest in the Company (the "Right to Maintain") in the event of future sales by the Company of its voting stock at the price specified in the Purchase Agreement relating to such issuance or at the average market price of the stock; (iii) the limitation on ownership by EDS and HP of shares of Common Stock in excess of 22% and 11%, respectively, of the total voting stock of the Company, for a period of seven years from the date of the Purchase Agreement, except on the occurrence of a tender offer for 40% or more, or an acquisition of 20% or more, of the total voting power of the Company; (iv) the voting of the shares held by EDS and HP in accordance with specified requirements; and (v) certain restrictions on transfer of the shares held by each of EDS and HP. Pursuant to the Purchase Agreement, the Company entered into certain marketing and technology sharing agreements with each of EDS and HP. In connection with the transactions contemplated by the Merger Agreement and the Stockholder Option Agreement, the Company consented to EDS and HP entering into the Stockholder Option Agreement; in addition, each of EDS and HP waived its Right to Maintain for so long as the Merger Agreement has not been terminated. Copies of the Company's consents relating to EDS and HP, respectively, are filed as Exhibits 13 and 14, respectively, and are incorporated herein by reference. Copies of the waivers of each of the Rights to Maintain of EDS and HP, respectively, are filed as Exhibits 15 and 16, respectively, and are incorporated herein by reference.

     Robert N. Sharpe, a director of the Company, is a Corporate Vice President of EDS. Mr. Sharpe has various agreements with EDS relating to compensation, benefits and the like, including provision for indemnification in respect of his service as a director of the Company. Mr. Sharpe serves as EDS' representative on the Board of Directors of the Company pursuant to the rights granted to EDS under the Purchase Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The Board of Directors of the Company (the "Board") at a special meeting held on May 18, 1994 unanimously determined that the Offer is fair to and in the best interest of the Company and its stockholders and recommended that stockholders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated May 25, 1994 is filed as Exhibit 17 to this statement and is incorporated herein by reference.

     Reference is made to the Schedule 14D-1 for a summary of Buyer's contacts with the Company leading to the execution of the Merger Agreement.

     (b) Reasons for the Board's Conclusions. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

          (ii) The projected financial condition and results of operations of the Company, including projections reflecting the restructuring announced by the Company in April 1994;

          (iii) A review of the possible alternatives to the Offer and the Merger including the possibility of continuing to operate the Company as an independent entity, various financing alternatives involving the possible sale of the Company's equity or convertible debt securities, the sale of one or more of the Company's businesses, including the sale of the Company as a whole, or entering into a strategic transaction with another company, and, in respect of each alternative, the range of possible benefits to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing such alternative;

          (iv) Reports from Bear, Stearns & Co. Inc. ("Bear Stearns") and Unterberg Harris, financial advisors to the Company, regarding the likelihood of other potential acquirors of the Company and the results of their efforts on behalf of the Company seeking indications of interest;

          (v) The detailed financial and valuation analyses presented to the Board by Bear Stearns and Unterberg Harris, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

          (vi) The relationship of the Offer price to historical market prices of the Shares and to the Company's book value and net asset value per Share;

          (vii) The written opinion of Bear Stearns, financial advisor to the Company, that the Offer and the Merger, collectively, are fair, from a financial point of view, to the stockholders of the Company. A copy of the written opinion of Bear Stearns which sets forth the assumptions made, matters considered and basis of their review is attached as Annex B, and filed as Exhibit 18 to this statement;

          (viii) The terms and conditions of the Merger Agreement and related agreements;

          (ix) The likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of the Buyer and the risks to the Company if the acquisition were not consummated; and

          (x) The availability of dissenters' rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. Because of the engagement of Bear Stearns, the Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the public stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company and Unterberg Harris entered into a letter agreement dated January 27, 1994 (the "Unterberg Harris Engagement Agreement") pursuant to which Unterberg Harris was retained as the Company's exclusive financial advisor in connection with a possible sale of all or part of the Company. Pursuant to the Unterberg Harris Engagement Agreement, the Company has made initial payments to Unterberg Harris totaling $100,000 and has agreed to pay an additional amount equal to 0.65% of the total consideration involved (defined as including any amounts paid to holders of unexercised options or the fair market value of shares or options substituted for Company options) to Unterberg Harris upon consummation of the sale of all or a part of the Company. The scope of Unterberg Harris' engagement included providing valuation analyses of the Company, assisting the Company in structuring and negotiating a possible transaction and, if requested, rendering its opinion with respect to the fairness of the consideration to be paid to the Company or its stockholders. In addition to the foregoing compensation, the Company has agreed to reimburse Unterberg Harris for its reasonable out-of-pocket expenses and to indemnify Unterberg Harris against certain claims or liabilities arising from or relating to the services rendered under the Unterberg Harris Engagement Agreement, including those arising under federal securities laws. The Unterberg Harris Engagement Agreement also provides that in the event of a sale of all or a part of the Company during the 18 months following the engagement, Unterberg Harris would receive the same consideration as outlined above (0.65% of the total consideration involved). Based upon the foregoing, if the transactions contemplated by the Merger Agreement are consummated, the Company estimates that in connection therewith a total fee of approximately $2.3 million will be payable to Unterberg Harris. Thomas I. Unterberg, a member of the Board of Directors of the Company, is a principal of Unterberg Harris. A copy of the Unterberg Harris Engagement Letter is filed as Exhibit 19 to this statement.

     The Company has also entered into a letter agreement dated March 25, 1994 (the "Bear Stearns Engagement Letter") with Bear, Stearns & Co. Inc. ("Bear Stearns") pursuant to which Bear Stearns was retained by the Company to render financial advisory services in connection with a (i) a possible sale of the Company or (ii) a possible sale of assets or operations or capital stock or securities convertible into capital stock of the Company (collectively, a "Transaction"). The engagement letter also obligates the Company to retain Bear Stearns as lead manager of any public or private offering of its capital stock or debt securities within 12 months of the date of the engagement letter. For any privately placed debt or equity securities, the engagement letter provides that Bear Stearns will be paid, with certain exceptions, a fee of 3.0% of the aggregate principal amount of the securities sold, and for any public offered debt or equity securities, the engagement letter will receive customary underwriting fees. The Bear Stearns Engagement Letter provides for payments for an aggregate of $100,000 in connection with the signing of the engagement letter.

     The Bear Stearns Engagement Letter provides that upon execution by the Company of an agreement with respect to a Transaction, the Company will pay Bear Stearns an additional fee of $250,000, and, that upon rendering a fairness opinion with respect to a Transaction, the Company will pay Bear Stearns a fee of $750,000. In addition, the Bear Stearns Engagement Letter provides that upon consummation of a Transaction, the Company will pay Bear Stearns a fee calculated as a percentage of the total consideration paid by a purchaser in the transaction as follows: (i) 1.5% of the first $75,000,000 of aggregate consideration; plus (ii) 0.75% of the next $125,000,000 of aggregate consideration; plus (iii) 0.5% of the aggregate consideration in excess of $200,000,000 (any such fee to be reduced by any fees paid or payable as described in the preceding sentence). Based on the foregoing, if the transactions contemplated by the Merger Agreement are consummated, the Company estimates that in connection therewith a total fee of approximately $2.8 million (including the $100,000 payable in initial fees already paid) will be payable to Bear Stearns. The Bear Stearns Engagement Letter further provides that irrespective of whether a Transaction is consummated, the Company will reimburse Bear Stearns for all out-of-pocket expenses incurred in connection therewith, including reasonable fees and expenses, and that the Company will indemnify Bear Stearns and certain related persons against certain claims and liabilities, including those arising under federal securities laws. The Company has been advised by Bear Stearns that after payment in full of the fees payable in connection with the transactions contemplated by the Merger Agreement, no further fees will be payable under the Bear Stearns Engagement Letter.

     The engagement of Bear Stearns may be terminated at any time without liability or continuing obligation upon the part of the Company, provided that the obligations in the Bear Stearns Engagement Letter to retain Bear Stearns as lead manager of any public or private offering of its capital stock or debt securities within 12 months of the date of the engagement letter, the payment provisions described in the previous paragraph and the indemnification and reimbursement provisions referred to in the preceding paragraph will survive any such termination.

     Unterberg Harris is an investment banking firm that provides a full range of financial advisory services for mergers and acquisitions as well as public and private financings, primarily in the technology industry.

     Bear Stearns, as a customary part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and evaluations for estate, corporate and other purposes.

     Other than as described in this Item 5, neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Merger or the Offer.

ITEM 6. PRESENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) On April 5, 1994, Thomas Unterberg sold an aggregate of 65,100 Shares for $8.00 per Share. Mr. Unterberg, currently a director of the Company, was not a director at the time of such sale. In addition, in order to induce Buyer to enter the Merger Agreement with the Company, certain stockholders of the Company entered into the Stockholder Option Agreement. See Item 3(b) of this statement. Other than as set forth in this paragraph (a), to the best of the Company's knowledge, no transaction in the Shares has been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) Except for Shares subject to the Stockholder Option Agreements as described under Item 3(b) of this statement, to the best of the Company's knowledge, each of the executive officers, directors, affiliates and subsidiaries presently intends to tender all Shares which are held of record or beneficially owned by them pursuant to the Offer, except for those Shares, if any, which if tendered, could cause them to incur liability under the provisions of Section 16(b) of the Exchange Act and except for Shares purchasable upon exercise of the employee stock options to the extent such employee stock options will be cancelled in lieu of cash payments pursuant to the Merger Agreement as referred to in Item 3(b) of this statement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer than as disclosed in Item 3(b) of this statement, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Amendment to Rights Plan. Under the terms of the Merger Agreement, the Company's Board of Directors was required to amend the Rights Agreement, concurrently with the execution of the Merger Agreement, to terminate, modify or redeem the Rights so as to make the Rights inapplicable to the Offer, the Merger and the Stockholder Option Agreement. In accordance with this requirement, the Company entered into an Amendment to Common Shares Rights Agreement dated May 18, 1994 (the "Rights Amendment") with the Rights Agent, a copy of which is attached as Exhibit 4 hereto. The Rights Amendment renders the Rights Agreement and the Rights inapplicable to the transactions contemplated by the Offer or the Merger. As long as the Buyer or Merger Subsidiary is not in material breach of the Merger Agreement and the Merger Agreement has not been terminated in accordance with its terms, the provisions of the Rights Amendment may not be amended or modified without the consent of the Buyer and Merger Subsidiary. The discussion of the Rights Plan below describes the Rights Plan without taking into account the effect of the Rights Amendment.

     Rights. On August 14, 1990, the Board of Directors of the Company declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock, $0.01 par value (the "Common Shares"), of the Company. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $45 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Common Shares Rights Agreement dated August 15, 1990, as amended (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agent"), a copy of which is filed as Exhibit 1 to the Company's Current Report on Form 8-A, as filed with the Securities and Exchange Commission on August 17, 1990, as amended by Amendment No. 1 thereto on Form 8, filed on December 3, 1990. The following general description is subject to the terms and conditions of the Rights Agreement, and is qualified in its entirety by reference to the complete text thereof.

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below, (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date".

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on August 31, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, consolidations or sales of assets, as described below. Following the Distribution Date, and until the occurrence of one of the subsequent events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $45, one Common Share per Right. At any time after an event triggering the flip-in or flip-over rights (as described in the Rights Plan) and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     Unless the Rights are earlier redeemed or exchanged, in the event that (i) the Company becomes the surviving corporation in a merger with an Acquiring Person and the Common Shares are not changed or exchanged, or (ii) a person becomes the beneficial owner of 25% or more of the Common Shares then outstanding (other than pursuant to a tender offer which is (a) made for all of the outstanding shares of Common Stock and (b) approved by a majority of the Continuing Directors -- referred to herein as a "Permitted Offer") then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or its affiliates, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exchangeable.

     Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after there is an Acquiring Person, (i) the Company is acquired in a merger or other business combination, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than through transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or its affiliates, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of Common Stock of the acquiring or surviving company (as applicable) having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit        1     Agreement and Plan of Merger, dated as of May 18, 1994, by and among Buyer,
                     Merger Subsidiary and the Company.
Exhibit        2     Form of Press Release issued by the Company and Buyer on May 19, 1994.
Exhibit        3     Pages 2-13 of the Company's Proxy Statement, dated October 22, 1993, for the Company's Annual Meeting of Stockholders held on November 18, 1993.
Exhibit        4     Amendment to Common Shares Rights Agreement, dated May 18, 1994.
Exhibit        5     Stockholder Option Agreement, dated May 18, 1994.
Exhibit        6     Form of Indemnity Agreement between the Company and certain of its officers and directors.
Exhibit        7     Agreement between Dr. Carlson and the Company, dated March 18, 1994 (the
                     "Carlson Severance Agreement").
Exhibit        8     Agreement between Dr. Carlson and the Company, dated February 26, 1994 (the
                     "Carlson Incentive Bonus Agreement")
Exhibit        9     Excise Tax Agreement, dated May 18, 1994.
Exhibit        10    Agreement between Mr. Filler and the Company, dated February 26, 1994 (the
                     "Filler Offer Letter")
Exhibit        11    Agreement between Mr. Filler and the Company, dated March 3, 1994 (the
                     "Filler Severance Agreement").
Exhibit        12    The Common Stock Purchase Agreement among the Company, EDS and HP, dated
                     August 31, 1990.
Exhibit        13    Consent Letter Agreement between the Company and EDS, dated May 18, 1994.
Exhibit        14    Consent Letter Agreement between the Company and HP, dated May 18, 1994.
Exhibit        15    Waiver Letter Agreement between the Company and EDS, dated May 18, 1994.
Exhibit        16    Waiver Letter Agreement between the Company and HP, dated May 18, 1994.
Exhibit        17    Form of Letter to Stockholders, dated May 25, 1994.*
Exhibit        18    Opinion of Bear, Stearns & Co. Inc., dated May 18, 1994.*
Exhibit        19    Engagement Letter between the Company and Unterberg Harris, dated January
                     27, 1994.

- ---------------

* Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          THE ASK GROUP, INC.

Dated: May 25, 1994

                                          By:
                                                Paul C. Ely, Jr.
                                                Chairman of the Board

                                                                         ANNEX A

                                   [ASK LOGO]

                              THE ASK GROUP, INC.
                                2880 SCOTT BLVD.
                       SANTA CLARA, CALIFORNIA 95052-8013

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about May 25, 1994 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on May 23, 1994 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Buyer to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company, effective upon the acceptance for payment by Merger Subsidiary of such number of shares that satisfy the minimum condition (as defined in the Merger Agreement) and at the request of Buyer, to take all action necessary to cause Buyer's designees ("Designees") to be elected to the number of seats on the Board which is proportionate to the number of Shares owned by Buyer. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, on May 25, 1994, Buyer commenced the Offer. The Offer is scheduled to expire on June 22, 1994. Buyer has agreed to cause Merger Subsidiary to accept Shares validly tendered pursuant to the Offer as soon as legally permitted and to pay for all such Shares as promptly as practicable thereafter, following the satisfaction or waiver of the conditions to the Offer; provided, that Buyer may extend the Offer for a period of time of not more than 15 business days to meet the objective (but not the condition) that there shall be validly tendered, prior to the expiration date of the Offer (as so extended) and not withdrawn a number of Shares, which, together with the Shares then owned by Buyer and Merger Subsidiary, represents at least 90% of the Shares on a fully diluted basis.

     The information contained in this Information Statement (including information incorporated by reference) concerning Buyer, Merger Subsidiary and Designees has been furnished to the Company by Buyer and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS
GENERAL

     The Common Stock, $.01 par value per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of May 17, 1994, there were 23,479,624 shares of Common Stock outstanding. The Board currently consists of four members and there is currently one vacancy on the Board. Each director holds office until his successor is elected and qualified or until his earlier resignation or removal.

BUYER DESIGNEES

     Pursuant to the Merger Agreement, Buyer is entitled to designate the number of directors (the "Designees"), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Buyer or Merger Subsidiary (including Shares accepted for payment) bears to the total number of Shares outstanding. Upon the purchase of the Shares pursuant to the Offer, the Company shall take all actions necessary to cause the Designees to be elected or appointed to the Board including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors.

     Buyer has informed the Company that it will choose the Designees from the directors and executive officers listed in Schedule I to Buyer's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. Buyer has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such
Schedule I is incorporated herein by reference. The business address of Buyer is One Computer Associates Plaza, Islandia, New York, 11788-7000.

     It is expected that the Designees may assume office at any time following the purchase by Buyer of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than June 23, 1994, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS OF THE COMPANY

     The names of the current directors, their ages as of May 16, 1994 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Buyer pursuant to the Offer.

          NAME               AGE               PRINCIPAL OCCUPATION(S)
- -------------------------    ---       ---------------------------------------
Paul C. Ely, Jr.             62        Partner, Alpha Partners
Robert N. Sharpe             50        Corporate Vice President, Electronic
                                       Data Systems Corporation
Thomas I. Unterberg          63        Partner, Unterberg Harris
Robert H. Waterman, Jr.      57        Chairman, The Waterman Group, Inc.

     Except as set forth below, each of the directors has been engaged in the principal occupation(s) described above during the past five years. There are no family relationships among any of the directors or executive officers of the Company.

     Mr. Ely, who serves as the Company's Chairman, is a general partner of Alpha Partners, a venture capital fund. From December 1988 until July 1989, Mr. Ely served as an Executive Vice President and a director of Unisys Corporation, a computer manufacturer. Mr. Ely served as the Chief Executive Officer of Convergent, Inc., a computer manufacturer, from January 1985 until it was acquired by Unisys in December 1988. Mr. Ely is also a director of Parker Hannifin Corporation and Tektronix Inc.

     Mr. Sharpe is a Corporate Vice President of EDS and has served as its Vice President, Business Development since October 1989. He has been employed by EDS in various management capacities since 1972. Pursuant to the Common Stock Purchase Agreement among the Company, EDS and Hewlett-Packard, Mr. Sharpe is EDS' designee to ASK's Board of Directors.

     Mr. Unterberg is a managing director of the investment banking firm of Unterberg Harris. From January 1987 to January 1989, Mr. Unterberg was an executive officer of the investment banking firm of Shearson Lehman Hutton Inc. Mr. Unterberg is also a director of AES Corporation, Electronics for Imaging, Inc., Systems and Computer Technology Corporation, Tandem Computers Corporation, and Xyvision, Inc.

     Mr. Waterman, who serves as the Company's Vice Chairman, is the chairman of The Waterman Group, Inc., a research, writing, consulting and venture management company he started in 1986. He is the co-author of In Search of Excellence, and is the author of The Renewal Factor and Adhocracy: The Power to Change. Mr. Waterman also serves on the boards of AES Corporation, Boise Cascade Corporation, Inc. and McKesson, Inc.

BOARD MEETINGS, COMMITTEES AND COMPENSATION

     The Board held a total of 7 meetings and took one action by unanimous written consent during the fiscal year ended June 30, 1993. All members of the Board attended at least 75% of all meetings of the Board (held during the period for which each was a director) and of each of the committees of the Board on which he served (during the periods that each served) during fiscal 1993. The Company has both standing Audit and Compensation Committees. There is no nominating committee nor any committee performing such function.

     The Audit Committee of the Board consisting of Mr. Paul C. Ely, Jr., Mr. Robert N. Sharpe and Mr. Thomas I. Unterberg, met twice during the fiscal year ended June 30, 1993. Among the committee's functions are recommending engagement of the Company's independent auditors and meeting with such auditors to consider the scope and results of the annual audit, and to receive and consider the auditors' comments on internal controls, accounting staff and similar matters.

     The Board's Compensation Committee, consisting of Mr. Ely and Mr. Robert H. Waterman, Jr., held one meeting and took 13 actions by unanimous written consent during the fiscal year ended June 30, 1993. Ms. Sandra L. Kurtzig was a member of the Compensation Committee from June 1993 until her resignation as Chairman of the Company in September 1993.

     Effective March 10, 1994, the Company pays non-management members of the Board the following annual fees: Chairman, $40,000; Vice Chairman, $30,000; other directors, $17,500. Directors are also eligible for reimbursement in accordance with Company policy for their expenses incurred in connection with attending meetings of the Board of Directors and the Audit and Compensation Committees. In 1986, the Company adopted a stock option plan under which options for a total of 150,000 shares of Common Stock may be granted to non-employee directors of the Company. Options granted under this plan are issued as nonstatutory options at a price equal to the fair market value on the date of grant and generally have a term of six years. Options are generally exercisable over five years from the grant date.

     Deferred Compensation Plan for Directors: In August 1981, the Board of Directors adopted the Deferred Compensation Plan for Directors. Pursuant to this plan, directors' fees otherwise payable to a participating director are placed in an account under the plan for such director. At the end of each quarter, the amount in the director's account is converted into an equivalent number of stock units based upon the fair market value of the Company's Common Stock on the last business day of the quarter. Distributions of Common Stock from the director's account to the director are generally to be made in ten equal annual installments commencing within 60 days after the close of the first fiscal year after the earliest of the date such person ceases to be a director of the Company, the date such person retires or otherwise ceases to engage in his or her principal occupation, or the date of termination of the plan. At the election of the participant made at least six months prior to the occurrence of an event triggering distribution, the participant may receive distributions in five equal annual installments. Furthermore, the Company may at its option make a single distribution and/or distribute cash representing the fair market value of the Common Stock corresponding to the stock units in the participant's account, in lieu of making a distribution of Common Stock. The plan may at any time be amended or terminated by the Board of Directors, but may not affect amounts previously credited to a participant's deferred compensation account. As of September 27, 1993, there were 8,884 share units in the account established under the plan for Mr. Unterberg.

     1986 Director Option Plan. The Company's 1986 Director Option Plan (the "1986 Plan") was adopted by the Board of Directors in October 1986 and was approved by the stockholders of the Company at the 1987 Annual Meeting. A total of 150,000 shares of Common Stock have been reserved for issuance thereunder. The 1986 Plan generally provides that each director who is not also an employee of the Company (a "Non-Employee Director") shall automatically be granted an option to purchase 10,000 shares of the Company's Common Stock when such Non-Employee Director first becomes a director of the Company. At the time of adoption of the 1986 Plan, existing Non-Employee Directors who had been directors continuously since January 1, 1986, received options for 6,000 shares and other Non-Employee Directors received options to purchase 10,000 shares. During each year following the initial grants described above, each Non-Employee Director will automatically be granted an additional option to purchase 3,000 shares under the 1986 Plan. The exercise price of the options granted under the 1986 Plan is equal to the fair market value of the Company's

Common Stock on the date of grant. During the fiscal year ended June 30, 1993, options covering 3,000 shares having an exercise price of $12.875 were granted to each of Messrs. Ely, Sharpe, Unterberg and Waterman under the 1986 Plan. Mr. Unterberg was the only director to exercise options granted under the 1986 Plan during the fiscal year ended June 30, 1993 and he purchased 16,600 shares on such exercise with an aggregate Value Realized of $245,738. The term "Value Realized" is the difference between the fair market value of the Company's Common Stock on the date of exercise and the exercise price. As of June 30, 1993, there were 52,200 shares covered by options outstanding under the 1986 Plan held by four non-employee directors with an average weighted exercise price of $7.9037 per share.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Directors Ely and Waterman are the two present members of the Compensation Committee of the Company's Board of Directors. Sandra L. Kurtzig was a member of the Compensation Committee from June 1993 until her resignation as Chairman of the Company in September 1993. During Ms. Kurtzig's tenure as a member of the Compensation Committee, no matters came before the Committee regarding her compensation.

     No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The following individuals currently serve as executive officers of the
Company:

                               AGE                           EMPLOYMENT HISTORY
                               ----        ------------------------------------------------------
Eric D. Carlson                  49        Dr. Carlson has held a number of senior executive
  President and Chief                      positions within the Company since joining the Company
  Executive Officer                        in 1990. He has been serving since February 1994 as
                                           its President and Chief Executive Officer. Prior to
                                           that he served as an Executive Vice President in
                                           charge of the two principal product businesses of the
                                           Company -- Ingres relational database and development
                                           tools and ASK manufacturing information systems
                                           application software. From 1988 until joining the
                                           Company, Dr. Carlson served as vice president and
                                           general manager of the UNIX Systems Group of Unisys
                                           Corporation. For eight years before that, he was
                                           employed by Convergent Technologies, Inc. in senior
                                           management roles, most recently as senior vice
                                           president and general manager of its Distributed
                                           Systems Division.
Gary B. Filler                   53        Mr. Filler joined the Company as its Executive Vice
  Executive Vice                           President of Operations and Chief Financial Officer in
  President of Operations                  February 1994. During 1991 and 1992, Mr. Filler served
  and Chief Financial                      as Chairman of Seagate Technology, Inc., a disk drive
  Officer                                  manufacturer. During 1988 and 1989, he was Executive
                                           Vice President of Mountain Computer, a manufacturer of
                                           computer tape back-up systems. From 1972 through 1987,
                                           Mr. Filler was employed by Xidex Corporation, a
                                           microfilm and floppy disk manufacturer, in a variety
                                           of senior financial management positions.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND
                               EXECUTIVE OFFICERS

     The following table sets forth the beneficial ownership of Common Stock of the Company as of May 17, 1994 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each current director, (iii) each current executive officer, and (iv) all current directors and executive officers as a group as of May 17, 1994:

         NAME OF INDIVIDUAL OR GROUP                                            PERCENTAGE OF
              (NUMBER IN GROUP)                   NUMBER OF SHARES(1)          COMMON STOCK(1)
    --------------------------------------        --------------------         ----------------
    Electronic Data Systems Corporation                 4,008,535(2)                 17.1%
      7171 Forest Lane
      Dallas, TX 75230
    The Capital Group, Inc.                             2,271,000(3)                  9.7%
      333 South Hope Street
      Los Angeles, CA 90071
    Hewlett-Packard Company                             2,004,268(2)                  8.5%
      3000 Hanover Street
      Palo Alto, CA 94304
    Paul C. Ely, Jr.                                       90,400                        *
    Eric D. Carlson                                        88,815                        *
    Robert H. Waterman, Jr.                                66,400                        *
    Thomas I. Unterberg                                    12,821                        *
    Robert N. Sharpe                                        6,600(4)                     *
    Gary B. Filler                                              0
    All current directors and executive                   265,136(4)                  1.1%
      officers as a group (6 persons)

- ---------------

 *  Less than 1 percent.

(1) Includes the following Shares subject to outstanding options which were exercisable at May 17, 1994 or within 60 days of such date: Mr. Ely, 85,400; Dr. Carlson, 78,437; Mr. Waterman, 60,400; Mr. Unterberg, 3,000; Mr. Sharpe, 6,600; all current directors and executive officers as a group, 233,837. Also includes 378 shares held in trust for Dr. Carlson under the Company's 401(k) Plan and 9,821 Shares held in a deferred compensation account for Mr. Unterberg by the Company. Does not include shares subject to outstanding options which may become exercisable as a result of a change of control upon the acceptance of Shares pursuant to the Offer.

(2) Pursuant to a Common Stock Purchase Agreement entered into in August 1990 between the Company, Electronic Data Systems Corporation ("EDS") and Hewlett-Packard Company ("HP"), EDS and HP have rights to maintain their respective percentage ownership interests in the Company, to nominate a person to the Board and to have shares acquired pursuant to the agreement registered for sale under applicable securities laws. In addition, that agreement gives the Company a right of first refusal to purchase any of these shares and the right to approve or reject a proposed sale of all or part of such shares. In connection with the Merger, EDS and HP have waived their rights to maintain their percentage ownership and each has given Buyer an option to purchase the shares owned by each of EDS and HP. The Company has waived its rights under the Common Stock Purchase Agreement as to these options.

(3) Based on a Schedule 13G filed for the calendar year ended December 31, 1993, in which it reported sole dispositive power as to 2,271,000 shares. Represents shares owned by accounts under the discretionary investment management of one or more of six investment management companies of which The Capital Group, Inc. is the parent company. The Capital Group, Inc. has disclaimed beneficial ownership of these shares.

(4) Excludes 4,008,535 shares owned by EDS. Mr. Sharpe is a corporate officer of EDS; in that capacity he does not have sole, but may have shared, investment or voting power with respect to the shares. Mr. Sharpe disclaims beneficial ownership as to such shares.

     In connection with the Merger Agreement certain stockholders of the Company (each, a "Principal Stockholder") entered into a Stockholder Option Agreement with Merger Subsidiary. The Principal Stockholders, along with the Shares of each subject to the Stockholder Option Agreement as of May 17, 1994, are EDS, with 4,008,535 Shares; HP, with 2,004,268 Shares; Paul C. Ely, Jr., the Company's Chairman of the Board with 5,000 Shares; Eric D. Carlson, the Company's Chief Executive Officer and President, with 10,000 Shares; Robert H. Waterman, Jr., the Company's Vice Chairman of the Board, with 6,000 Shares; and Thomas I. Unterberg, a director on the Company's Board of Directors, with no Shares. The outstanding Shares held by the Principal Stockholders represent approximately 26% of the Company's outstanding Shares as of May 17, 1994. Under the Stockholder Option Agreement, each Principal Stockholder has granted Merger Subsidiary the option (the "Stock Option") to purchase, subject to the terms and conditions set forth in the Stockholder Option Agreement, such Principal Stockholder's Shares for a price of $13.25 per Share in cash, or to cause to be tendered pursuant to the Offer such Principal Stockholder's Shares. In addition, if the price to be paid by Merger Subsidiary pursuant to the Offer is increased, the purchase price payable upon exercise of the Stock Option shall similarly be increased. The Stockholder Option Agreement also provides that the number and kind of Shares subject to the Stock Option and the purchase price therefor shall be appropriately and equitably adjusted in the event of changes in the Company's capital stock.

     In April 1994, a derivative lawsuit was filed by a holder of 100 Shares in the Superior Court of California against ten current and former directors and executive officers of the Company, including Messrs. Carlson, Ely, Sharpe, Unterberg and Waterman. Because a derivative suit is an action filed on behalf of and for the benefit of the Company, the Company is required to be a party and was, therefore, named as a "nominal defendant." The plaintiff claims that, during the period from October 22, 1992 through April 2, 1993, the individual defendants breached their fiduciary duties, mismanaged the Company, unjustly enriched themselves and violated California's insider trading laws by selling Shares during the period. The Company has notified its directors' and officers' liability carriers of the claim and has retained counsel, and anticipates filing a response to the complaint within the next thirty days. The complaint does not seek damages or any form of relief from the Company.

                             EMPLOYEE BENEFIT PLANS

EMPLOYEE BENEFIT PLANS

     The following is a brief summary of certain plans in effect during the fiscal year ended June 30, 1993 under which officers and employees of the Company received benefits.

     Incentive Bonus Plan. The Board has adopted an incentive bonus plan pursuant to which officers and other key employees can earn annual cash bonuses, conditional on achievement of specified Company and business unit goals as well as personal and departmental objectives.

     Employee Stock Option Plans. The Company's 1982 Incentive Stock Option Plan (the "1982 Plan") was adopted by the Board and approved by the stockholders in 1982. A total of 3,400,000 shares of Common Stock were reserved for issuance upon exercise of options. As a result of the expiration of the 1982 Plan in August 1992, no further options may be granted thereunder.

     In connection with the 1990 acquisition of Ingres Corporation ("Ingres"), the Company assumed all of the options granted to employees of Ingres and its subsidiaries pursuant to Ingres' 1984 Incentive Stock Option Plan and 1986 Supplemental Stock Option Plan (collectively, the "Ingres Plans").

     In August 1991, the Board adopted the 1991 Stock Plan (the "1991 Plan") under which the Board or its designated committee is authorized to grant incentive or nonstatutory stock options, stock appreciation rights, restricted stock, stock bonus or long-term performance stock awards to employees and consultants of the Company and its subsidiaries. Stockholders of the Company approved the 1991 Plan in November 1991. A total of 3,200,000 shares have been reserved under this plan. The grant of options or other awards under the 1991 Plan to employees is subject to the discretion of the administrator of the Plan (i.e., the Board or its Compensation Committee). As of the date hereof, there has been no determination by the Administrator with respect to future awards under the 1991 Plan. Non-employee directors are not eligible to participate in the 1991 Plan. The following table sets forth information with respect to the grant of options to (i) the persons who were executive officers of the Company as of June 30, 1993 named in the Summary Compensation Table below (the "Named Executive Officers"), (ii) all then current executive officers as a group, and (iii) to all employees as a group, during the fiscal year ended June 30, 1993. Since June 30, 1993, Messrs. Falotti, Wright and Laven have terminated their employment with the Company. Their respective termination dates were: Mr. Falotti, February 8, 1994, Mr. Wright, May 2, 1994 and Mr. Laven, January 31, 1994.

                                                                                 WEIGHTED AVERAGE
                                                                                  EXERCISE PRICE
                  NAME OF INDIVIDUAL OR                                             PER SHARES
             IDENTITY OF GROUP AND POSITION              OPTIONS GRANTED(#)           ($/SH)
    -------------------------------------------------    -------------------     ----------------
    Pier Carlo Falotti, President and CEO............          250,000               $ 10.000
    Leslie E. Wright, Executive VP and Chief
      Financial and Administrative Officer...........           30,000                 12.875
    Eric D. Carlson, Executive VP....................           25,000                 12.875
    Michael A. Laven, Executive VP...................           25,000                 12.875
    All then current executive officers as a group...          330,000                 10.697
    All other employees as a group...................          677,200                 14.148

     Under each of these option plans, options are granted at exercise prices equal to the fair market value on the date of grant, have 10-year terms and generally become exercisable over a four-year period. Under all of these plans, as of June 30, 1993, options to purchase an aggregate of 2,843,080 shares of Common Stock had been exercised, options to purchase 2,907,722 shares were outstanding (including 573,171 shares covered by options assumed by the Company in the Ingres acquisition) and held by 1,406 employees at exercise prices ranging from $0.4247 to $23.75, and 458,234 shares remained available for future grant. On April 26, 1994, the Board granted all holders of options on that date (other than executive officers and directors) with an exercise price greater than $8.625 per share the right to cancel such options and to receive new options covering two-thirds the number of unexercised shares under the canceled option with an exercise price of $8.625 per share. The new options will have the same vesting commencement date as the canceled options, and were granted under the 1991 Stock Plan.

     Employee Stock Purchase Plans. In May 1990, the Board adopted the 1990 Employee Stock Purchase Plan (the "1990 ESPP"). Stockholders approved the 1990 ESPP in November 1990. Under the 1990 ESPP, 750,000 shares were reserved for issuance. The 1990 ESPP permitted a participant to purchase shares of the Company's Common Stock at 85% of the lesser of (i) the fair market value of such stock at the beginning of a two-year offering period or (ii) the fair market value of such stock at the end of each six-month purchase period within the two-year offering period. Generally, all full-time officers and employees of the Company and any of its U.S. subsidiaries are eligible to participate in the 1990 ESPP. The 1990 ESPP terminated on May 31, 1993 as all shares authorized for issuance thereunder had been issued. In March 1993, the Board adopted the 1993 Employee Stock Purchase Plan (the "1993 Plan"). Stockholders approved the 1993 Plan in November 1993. The 1993 Plan, under which 500,000 shares have been reserved for issuance, is identical to the 1990 Plan except that offering periods are only six months in duration and are coincident with purchase periods. As a result, the purchase price is reset every six months. As of June 30, 1993, approximately 1,374 persons were eligible to participate in the 1993 Plan, of whom 658 were participating.

     In January 1992, the Board adopted the 1992 Overseas Employee Stock Purchase Plan (the "1992 ESPP"). Stockholder approval was not required for the 1992 ESPP. The 1992 ESPP is now in all material respects identical to the 1993 Plan, except that only persons who are employees of the Company's foreign subsidiaries at the time of enrollment are eligible to participate. At June 30, 1993, 938 persons were eligible to participate in the 1992 ESPP, of whom 154 were participating.

     Participation in the 1992 ESPP and the 1993 Plan is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, neither future purchasers nor purchases under the 1993 Plan are determinable. Non-employee directors are not eligible to participate in the 1993 Plan. No purchases were made under the 1993 Plan during the fiscal year ended June 30, 1993. Purchases were made under the 1990 ESPP, which was a similar plan. The following table sets forth certain information regarding shares purchased under the 1990 ESPP during the fiscal year ended June 30, 1993 and the payroll deductions accumulated at the end of that fiscal year in accounts under the 1993 Plan for each of the Named Executive Officers who participated in the 1990 ESPP or the 1993 Plan, for all then current executive officers as a group and for all other employees who participated in either of the purchase plans as a group during that fiscal year:

                                                                                        PAYROLL
                                                            NUMBER                     DEDUCTIONS
                   NAME OF INDIVIDUAL OR                  OF SHARES       DOLLAR      AS OF FISCAL
              IDENTITY OF GROUP AND POSITION             PURCHASED(#)   VALUE($)(1)   YEAR END($)
    ---------------------------------------------------  ------------   -----------   ------------
    Pier Carlo Falotti, President and CEO..............         131     $       228     $  7,500
    David Sohm, Vice President.........................         631           6,722        1,000
    All then current executive officers as a group.....         762           6,950        8,500
    All other employees as a group.....................     280,340       2,418,644      290,952

     The Board has agreed to terminate the 1992 ESPP and the 1993 Plan effective for any offering period starting after May 31, 1994 prior to the Effective Time of the Merger.

     The ASK Group 401(k) Plan: The Company has established The ASK Group 401(k) Plan (the "401(k) Plan") which is a qualified profit sharing plan and salary deferral program under the Federal tax laws and is administered by the Company. All employees of the Company (except certain specifically excluded classifications as defined in the plan) are eligible to participate after meeting certain minimum employment conditions. Participants may defer up to 15% of their eligible salary and contribute to the 401(k) Plan through payroll deductions. At the end of each quarter starting with the quarter ended March 31, 1992, the Company has agreed to contribute shares of its Common Stock to the plan. For the 1992 calendar year, shares of Common Stock were contributed in an amount equal to 50% of the first 3% of each participant's compensation contributed to the plan, up to a maximum Company contribution of $1,500 per participant per plan year. Effective January 1, 1993, the Company contributes shares of Common Stock having a value equal to 50% of a participant's contribution to the 401(k) Plan, up to a number of shares having a maximum value of $1,500 per participant per plan year. The Company contribution to a participant's 401(k) Plan account vests over the five-year period starting from his or her hire date; however, Company contributions made from January 1, 1992 through June 30, 1992 are fully vested. Each participant is fully vested in the portion of his or her account which he or she contributed. The Board has agreed to amend the 401(k) Plan prior to the Effective Time of the Merger to provide that employer matching contributions may be made in cash.

                             EXECUTIVE COMPENSATION
CASH COMPENSATION

     The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 in fiscal 1993, information concerning compensation paid for services to the Company in all capacities during the fiscal year ended June 30, 1993, as well as total compensation paid to each such individual for the Company's two previous fiscal years (if such person was the Chief Executive Officer or an executive officer, as the case may be, during any part of such fiscal year). The principal positions are those held by the named individual as a corporate officer of the Company on June 30, 1993. Since June 30, 1993, Messrs. Falotti, Wright and Laven have terminated their employment with the Company. Their respective termination dates were: Mr. Falotti, February 8, 1994, Mr. Wright, May 2, 1994 and Mr. Laven, January 31, 1994.

                         SUMMARY COMPENSATION TABLE(1)

                                                 ANNUAL COMPENSATION
                                    ---------------------------------------------           LONG-TERM COMPENSATION
                                                                       OTHER        --------------------------------------
                                                                      ANNUAL          AWARDS     RESTRICTED    ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR   SALARY($)   BONUS($)   COMPENSATION($)   OPTIONS(#)     STK($)     COMPENSATION
- ----------------------------------  ----   ---------   --------   ---------------   ----------   ----------   ------------
Pier Carlo Falotti................  1993   $500,000    $100,000       $42,000(2)      250,000    $1,750,000(3)   $861,500(4)
  President and Chief Executive
    Officer
Leslie E. Wright..................  1993    209,167          0            N/A          30,000                        N/A
  Executive Vice President........  1992    200,000          0                         20,000                         --
  and Chief Financial and.........  1991    186,875     60,000                         50,000                         --
  Administrative Officer
Eric D. Carlson...................  1993    220,001          0          1,421          25,000                        N/A
  Executive Vice President........  1992    200,000          0                         20,000                        N/A
                                    1991    195,960     60,000                        200,000(6)        N/A           --
Michael A. Laven..................  1993    198,000     42,000         34,490(7)       25,000                        N/A
  Executive Vice President
David Sohm........................  1993    148,000          0         57,498(8)            0                        N/A
  Vice President..................  1992    147,000          0             --          10,000                        N/A
                                    1991    134,167     35,000             --          27,500                        N/A

- ---------------

(1) Information for fiscal 1992 and 1991 is excluded from the "Other Annual Compensation" and "All Other Compensation" columns pursuant to the SEC's transition rules.

(2) Other Annual Compensation represents reimbursements for automobiles outside the Company's standard relocation policy as agreed to in Mr. Falotti's offer of employment. See also "Certain Relationships, Transactions and Arrangements" below.

(3) At June 30, 1993, Mr. Falotti held 175,000 shares of restricted stock having a value of $1,881,250. Such shares vest in five equal annual installments on the anniversary of the date of grant. Accordingly, of such shares, 70,000 will vest in under three years from their date of grant. Restricted stock is entitled to receive any dividends paid to holders of Common Stock generally, which dividends are held in escrow until the related shares vest. See also "Certain Relationships, Transactions and Arrangements" below.

(4) "All Other Compensation" represents $1,500 in value of Common Stock contributed by the Company pursuant to its 401(k) Plan and $860,000 as the aggregate amount the Company has agreed to provide Mr. Falotti under his employment offer over the first five years of his employment to partially cover the cost of obtaining certain disability and retirement benefits similar to those provided him by his prior employer and related taxes. See also "Certain Relationships, Transactions and Arrangements" below.

(5) Represents $1,500 in value of Common Stock contributed by the Company pursuant to its 401(k) Plan.

(6) Includes options to purchase 100,000 shares that were granted and canceled in fiscal 1991 in connection with a regrant.

(7) Represents provisions of certain amounts and reimbursements of certain expenses (including property management fees) outside the Company's standard relocation policy in connection with Mr. Laven's relocation to the U.S.

(8) Represents (i) $40,450 in reimbursements of certain mortgage payment obligations of Mr. Sohm and his wife outside the Company's standard relocation policy and (ii) tax reimbursement payments on his relocation assistance.

COMPENSATION PURSUANT TO PLANS

     The following table sets forth, as to the Named Executive Officers named in the compensation table above and all executive officers at June 30, 1993, as a group, information with respect to options to purchase shares of Common Stock granted and exercised during the fiscal year ended June 30, 1993. As noted above, Messrs. Falotti, Wright and Laven terminated employment with the Company on February 8, 1994, May 2, 1994 and January 31, 1994, respectively. Eric D. Carlson and Gary B. Filler have been granted options since June 30, 1993.

                                              INDIVIDUAL GRANTS(1)
                                ------------------------------------------------    POTENTIAL REALIZABLE
                                           % OF TOTAL                                 VALUE AT ASSUMED
                                             OPTIONS                                ANNUAL RATES OF STOCK
                                           GRANTED TO                                PRICE APPRECIATION
                                OPTIONS   EMPLOYEES IN    EXERCISE                   FOR OPTION TERM(2)
                                GRANTED      FISCAL         PRICE     EXPIRATION   -----------------------
             NAME                 (#)        YEAR(3)      ($/SH)(4)      DATE        5%($)        10%($)
- ------------------------------  -------   -------------   ---------   ----------   ----------   ----------
Pier Carlo Falotti............  250,000        24.8%        10.000      07/09/02   $1,572,250   $3,984,250
Leslie E. Wright..............   30,000         3.0         12.875      07/30/02      242,911      615,583
Eric D. Carlson...............   25,000         2.5         12.875      07/30/02      202,425      512,986
Michael A. Laven..............   25,000         2.5         12.875      07/30/02      202,425      512,986

- ---------------

(1) The material terms of the options described in this table are as follows:
    The exercise price is determined by the Board of Directors or its Compensation Committee (the "Administrator") and may not be less than 100% of the fair market value of the Common Stock on the date the option is granted. The term of the option is 10 years from the grant date and may be exercised only while the optionee is an employee or a consultant to the Company and for 30 days after termination of the employment or consulting agreement (six months or one year after termination if termination is due to the optionee's permanent disability or death, respectively). The option becomes exercisable as to 25% of the shares covered by the option on the first anniversary of the grant date and as to the balance in 36 monthly installments thereafter. The option becomes fully vested and exercisable in the event of a "change of control", unless the Administrator determines otherwise. A "change of control," for the purposes of this footnote, occurs if a "person" as defined in the Securities Exchange Act of 1934 becomes the direct or indirect beneficial owner of 50% or more of the outstanding Common Stock or the stockholders approve the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation.

(2) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(3) Based on options to purchase an aggregate of 1,007,200 shares of Common Stock granted during fiscal 1993 to all employees.

(4) The Administrator of the Option Plan has broad discretion to amend or exchange outstanding options, including repricing options.

     The following table shows, as to the Named Executive Officers, information concerning stock options exercised during the fiscal year ended June 30, 1993. As noted above, Messrs. Falotti, Wright and Laven terminated employment with the Company on February 8, 1994, May 2, 1994 and January 31, 1994, respectively.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                 SHARES
                                ACQUIRED                           NUMBER OF               VALUE OF UNEXERCISED
                                   ON          VALUE        UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                EXERCISE    REALIZED(1)       FISCAL YEAR-END(#)          FISCAL YEAR-END($)(2):
                                ---------   -----------   ---------------------------   ---------------------------
             NAME                  ($)          ($)       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ------------------------------  ---------   -----------   -----------   -------------   -----------   -------------
Pier Carlo Falotti............         0       N/A                0        250,000       $       0      $ 187,500
Leslie E. Wright..............    29,000     $ 512,750       46,927         50,073         238,960         94,165
Eric D. Carlson...............    27,000       396,563       42,688         60,312         214,321        165,304
Michael A. Laven..............    23,900       421,112       11,724         51,464          35,971         81,271
David Sohm....................    15,000       166,250       64,271         13,229         282,911         36,933

- ---------------

(1) Value realized is equal to the fair market value of the Company's Common Stock on the date of exercise, minus the exercise price.

(2) Value of unexercised options is equal to the fair market value of the Company's Common Stock at the end of fiscal 1993 ($10.75 per share) minus the exercise price.

     On May 20, 1994, the closing sales price reported on the Nasdaq National Market for a share of the Company's Common Stock was $12.9375.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file reports of initial ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all such forms that they file.

     The Company has historically prepared and filed the Section 16(a) forms for its officers and directors, based on responses to informational requests sent to such officers and directors at the end of each month. Based on a review of the copies of the Section 16(a) forms received by the Company and written representations from certain officers and directors that no Form 5 was required, the Company believes that, during the period July 1, 1992 through June 30, 1993, all Section 16(a) filing requirements applicable to the Company's officers and directors were complied with, except that the Company filed the following forms late on behalf of the identified officer and director: the Form 4 required of Eric Carlson for the month of November 1992 reporting six transactions was filed two days late; and the Form 4 for Paul C. Ely, Jr. for the month of December 1992 reporting one transaction was filed 17 days late.

              CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

     Pier Carlo Falotti: In June 1992, the Company gave Pier Carlo Falotti an employment offer letter pursuant to which he would become the President and Chief Executive Officer of the Company. Until such time as Mr. Falotti obtained U.S. work permits, he provided services as a consultant. Under the employment arrangement, Mr. Falotti was to be paid as follows: $600,000 base annual salary and a $200,000 bonus during his first year of employment (payable $100,000 in fiscal 1993 on his first day of employment and $100,000 at the end of his first year of employment which occurred in fiscal 1994); minimum $800,000 base annual salary and bonus during his second year of employment; and a minimum combined base annual salary and bonus of $700,000 during his third and subsequent years of employment. Under the Company's 1991 Stock Plan, the Board granted Mr. Falotti 175,000 shares of the Company's Common Stock as a stock bonus award (the "Restricted Shares") and options to purchase 250,000 shares of Common Stock. The Restricted Shares vest in five equal annual installments on each of the first five anniversary dates of the grant. The options have standard vesting; i.e., they vest and become exercisable to the extent of 25% of the shares on the first anniversary of the grant, with the balance vesting in 36 monthly installments thereafter. Mr. Falotti was entitled to participate in all of the Company's benefit plans, including its employee stock purchase plan, medical programs and relocation packages. In addition, the Company provided Mr. Falotti interim housing and paid him $42,000 as a one-time automobile allowance. The Company also agreed to provide Mr. Falotti with a payment of $172,000 for each of the first five years of his employment with the Company toward the costs of obtaining disability and retirement benefits similar to those provided under his prior employer's defined benefit pension program and related taxes. The Company also agreed to pay Mr. Falotti an additional sum to reimburse him for the additional U.S. and California income taxes incurred as a result of the reimbursement of relocation expenses and the automobile allowance.

     The Company agreed that if Mr. Falotti's employment with the Company (or a subsidiary of the Company) is terminated other than by his voluntary resignation and other than within one year following a change of control, it would pay severance on regular pay dates at a rate based on the average of the prior two years' annual base salary and incentive bonus (such average referred to as the "Severance Base"). These severance payments would continue from the date of such termination until the earlier of the date he becomes reemployed or the following anniversaries of his employment termination date: the third anniversary, if termination occurs during his first year of employment; the second anniversary, If termination occurs during his second or third year of employment; and the first anniversary, If the termination occurs thereafter. If Mr. Falotti's employment is terminated within a year following a change of control, the Company, or its successor, will pay him the Severance Base. In addition, in the event of a change of control, the Restricted Shares and the Stock Options will be fully vested on the date of the change of control. A "change of control" for purposes of the arrangements with Mr. Falotti, and for Messrs. Wright and Carlson described below, is defined as the acquisition by a person or group of 50% or more of the Company's Common Stock or a transaction requiring stockholder approval and involving either the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another company.

     Mr. Falotti resigned from the Company in February 1994. The Company made no severance payments to Mr. Falotti and cancelled 140,000 Restricted Shares, which represented all of the unvested Restricted Shares.

     Leslie Wright: In November 1989, the Board agreed that all options granted and to be granted to Mr. Wright would become fully exercisable in the event of a change of control. Mr. Wright's employment with the Company terminated on May 2, 1994. No severance payments were made to Mr. Wright.

     Eric Carlson: In July 1993, Dr. Carlson was granted an option covering 20,000 shares at an exercise price of $10.75, vesting over a period of four years. In February 1994, the Board promoted Dr. Carlson to the position of President and Chief Executive Officer. Pursuant to this promotion, the Board established a $300,000 target incentive bonus for calendar 1994 which would be earned if the Company was profitable. The incentive bonus will be earned earlier during calendar 1994 if Dr. Carlson's employment terminates other than voluntarily or for cause, or if it terminates for any reason following a change of control. For purposes of these arrangements, a change of control means (i) the acquisition by any person or group of persons of 50% or more of the Company's Common Stock, (ii) a transaction requiring shareholder approval and involving either the sale of all or substantially all of the assets of the Company or the merger, consolidation or other combination of the Company with or into a previously unaffiliated entity. The purchase of at least 50% of the Shares pursuant to the Offer will result in a change of control for this purpose. The targeted bonus will also be earned if the Company sells either its Ingres or MANMAN businesses, in which event 50% or 100%, respectively, of the targeted bonus will be earned. Pursuant to his promotion, Dr. Carlson was also granted a stock option covering 250,000 shares with an exercise price of $7.875 per share. This option will vest, on the earliest of (i) March 7, 1999, (ii) on the attainment of certain market valuation or earnings per share levels, or
(iii) as to 50% or 100% of the previously unexercised shares upon the sale of Ingres or MANMAN business, respectively. All options described above were granted under the Company's 1991 Stock Plan.

     In March 1994, shortly after Dr. Carlson's promotion, the Company entered into an agreement (the "Carlson Severance Agreement") with Dr. Carlson, providing benefits in the event of (i) termination of employment, (ii) termination of employment following a change of control, and (iii) change of control without regard to termination of employment. The Carlson Severance Agreement provides that if Dr. Carlson is terminated by the Company for any reason other than cause or voluntary resignation he will receive: (i) a severance payment equal to six months' base salary, (ii) six months of health care benefits, and (iii) executive outplacement services. The Carlson Severance Agreement also provides for increased benefits if, following a change of control, (i) Dr. Carlson's position is terminated, (ii) his duties and responsibilities are significantly reduced, or (iii) his employment terminates by mutual agreement. In such event, Dr. Carlson is eligible to receive a lump sum severance payment equal to one year's salary if the severance occurs within one year following the change of control, nine months' salary if the severance occurs during the second year following the change of control, and six months' salary if the severance occurs thereafter. Dr. Carlson is also then entitled to receive all benefits for the extent of his severance period as well as executive outplacement counseling. Under the Carlson Severance Agreement, Dr. Carlson is also entitled, following a change of control, to full acceleration of vesting with respect to any unvested stock options or restricted stock regardless of whether his employment subsequently terminates. For purposes of the Carlson Severance Agreement, "change of control" is defined as (i) the acquisition by any person or group of persons of 50% or more of the Company's Common Stock or
(ii) a transaction requiring shareholder approval involving either the sale of all or substantially all of the assets of the Company or the merger of the Company with or into a previously unaffiliated entity. Because the purchase of at least 50% of the shares of the Company's Common Stock pursuant to the Offer will result in a change of control for purposes of the Carlson Severance Agreement, the stock options granted to Dr. Carlson as described above will vest in full as a result of the purchase of shares of the Company's Common Stock pursuant to the Offer.

     As an inducement for the Buyer to enter into the Merger Agreement and the transactions contemplated thereunder, Dr. Carlson entered into an agreement with the Company to reduce benefits payable to him by virtue of the Carlson Severance Agreement to a level such that the severance excise tax provisions of the Internal Revenue Code will not be triggered.

     David Sohm: In fiscal 1993, the Company paid Mr. Sohm $43,556 of relocation expense reimbursement and resettlement allowances associated with a relocation to manage the Company's Data 3 business unit; these payments were in accordance with standard employee relocation policy. In addition, the Company reimbursed Mr. Sohm $57,498 of certain mortgage payment obligations of Mr. Sohm and his wife on the mortgage of his prior residence and on a second mortgage on his new residence and of federal and state taxes resulting from the relocation assistance. During fiscal 1993, the Company stopped the reimbursement of those mortgage payments when it loaned Mr. Sohm $375,000. Mr. Sohm used the proceeds of the loan to repay the second mortgage on his new residence. The $375,000 loan, which bore interest at 5% and matured no later than December 31, 1993, was repaid in full in April 1993 when Mr. Sohm's prior residence was sold. Mr. Sohm ceased being an executive officer of the Company in fiscal 1994.

     Sandra Kurtzig: In August 1992, the Board fully vested all stock options granted to Ms. Kurtzig when she stepped down as the Company's President and Chief Executive Officer. At that time, the Board also agreed to provide to Ms. Kurtzig and her sons during her lifetime all medical, dental and vision care benefits provided generally to employees of the Company. Ms. Kurtzig has entered into a noncompete agreement with the Company for a two-year period ending August 31, 1994. In September 1993, Ms. Kurtzig resigned from the Board and relinquished her position as Chairman. In September 1993, the Board agreed to provide Ms. Kurtzig at the Company's expense with a secretary and an office at a mutually agreeable location for at least three years.

     Dennis McGinn: Mr. McGinn was an executive officer of the Company until his employment termination in June 1993. In connection with his termination, the Company paid him six months' base salary and forgave the balance of principal ($80,000) and accrued interest under a five-year $120,000 loan bearing interest at the rate of 8.5% made to him as part of the Company's employment offer in December 1990. The largest amount outstanding under this loan during fiscal 1993 was $80,000.

     Michael Laven: Mr. Laven's employment with the Company was terminated in January 1994. In connection with the termination, the Company agreed to (a) pay him severance equal to 6 months salary less advances, (b) forgive all principal and interest under his $40,000 note to the Company, (c) continue to reimburse through August 1994 certain of his mortgage interest payments, and (d) continue medical, dental and vision benefits through August 3, 1994.

     Paul C. Ely, Jr.: On March 10, 1994, the Board authorized the Company to retain Mr. Ely, the Company's Chairman of the Board since February 1994, as a consultant for the purpose of advising senior management on operational and management issues as the Company developed and implemented its new business plan. Mr. Ely is paid a fee of $13,333.33 per month as compensation for such consulting services. In connection with that engagement the Board also granted Mr. Ely an option to purchase 75,000 shares of the Company's Common Stock pursuant to its 1991 Stock Plan. The options have an exercise price of $8.125 per share and were granted as fully exercisable options. On that date, the Board also increased the annual fee payable to Mr. Ely in his role as Chairman to $40,000, payable in quarterly installments.

     Robert H. Waterman, Jr.: On March 10, 1994, the Board authorized the Company to retain Mr. Waterman, the Company's Vice Chairman of the Board since February 1994, as a consultant for the purpose of advising senior management on operational and management issues as the Company developed and implemented its new business plan. Mr. Waterman is to be paid a fee of $13,333.33 per month as compensation for such consulting services. In connection with that engagement the Board also granted Mr. Waterman an option to purchase 50,000 shares of the Company's Common Stock pursuant to its 1991 Stock Plan. The options have an exercise price of $8.125 per share and were granted as fully exercisable options. On that date, the Board also increased the annual fee payable to Mr. Waterman in his role as Vice Chairman to $30,000, payable in quarterly installments.

     Gary B. Filler: In February 1994, the Board appointed Mr. Filler to the position of Executive Vice President of Operations and Chief Financial Officer. Mr. Filler's initial base salary was set at $215,000 and he was approved a target incentive bonus for calendar 1994 of $100,000. One-half of the targeted bonus will be earned if the Company reports operating income for the quarter ending June 30, 1994; the other half will be earned if the Company attains certain financial performance targets for the first half of fiscal 1995. In addition, Mr. Filler was granted two stock options (one covering 200,000 shares, the other covering 50,000 shares) covering a total of 250,000 shares with an exercise price of $7.875 per share. These options were scheduled to vest on the earliest of (i) March 7, 1999, (ii) on the attainment of certain market valuation or earnings per share levels, or (iii) as to 50% or 100% of the previously unexercised shares upon the sale of MANMAN or Ingres business, respectively. Except as a result of the Offer, the stock option covering 50,000 shares will not be exercisable unless the Company reports at least one dollar of operating income for the quarter ending June 30, 1994.

     In March 1994, shortly after Mr. Filler's hire, the Company entered into an agreement with Mr. Filler (the "Filler Severance Agreement") providing Mr. Filler with benefits in the event of (i) termination of employment, (ii) termination of employment following a change of control, and (iii) change of control without regard to termination of employment. The Filler Severance Agreement provides that if Mr. Filler is terminated by the Company for any reason other than cause or voluntary resignation he will receive: (i) a severance payment equal to six months' base salary, (ii) six months of health care benefits, and (iii) executive outplacement services. The Filler Severance Agreement also provides for increased benefits if, following a change of control, (i) Mr. Filler's position is terminated, (ii) his duties and responsibilities are significantly reduced, or (iii) his employment terminates by mutual agreement. In such event, Mr. Filler is eligible to receive a lump sum severance payment equal to one year's salary if the severance occurs within one year following the change of control, nine months' salary if the severance occurs during the second year following the change of control, and six months' salary if the severance occurs thereafter. Mr. Filler is also then entitled to receive all benefits for the extent of his severance period as well as executive outplacement counseling. Under the Filler Severance Agreement, Mr. Filler is also entitled, following a change of control, to full acceleration of vesting with respect to any unvested stock options or restricted stock regardless of whether his employment subsequently terminates. For purposes of the Filler Severance Agreement, "change of control" is defined as (i) the acquisition by any person or group of persons of 50% or more of the Company's Common Stock or
(ii) a transaction requiring shareholder approval involving either the sale of all or substantially all of the assets of the Company or the merger of the Company with or into a previously unaffiliated entity. All of the options granted to Mr. Filler were granted under the Company's 1991 Stock Plan and will vest in full as a result of the purchase of at least 50% of the shares of the Company's Common Stock pursuant to the Offer described in this Information Statement.

     Thomas I. Unterberg: Unterberg Harris, one of the Company's investment banking firms, will be entitled to a fee of .65% of the total consideration paid by Buyer in connection with the Offer and the Merger. Mr. Unterberg, a director on the Company's Board of Directors, is a principal in Unterberg Harris.

     Electronic Data Systems Corporation ("EDS"): The Company has entered into an agreement with EDS pursuant to which EDS provides the Company and its subsidiaries with certain information systems services. Each of the Company and Ingres have also entered into agreements pursuant to which each gives EDS the right to relicense certain software products in return for the payment of license fees.

     Hewlett-Packard Company ("HP"): The Company and HP have entered into agreements permitting the Company to resell certain hardware and software products of HP in conjunction with the license by the Company of certain of its MANMAN software products.

         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     During fiscal 1993, directors Ely and Waterman served on the Compensation Committee of the Board of Directors (the "Committee"). Neither was an employee of the Company. Ms. Kurtzig served on the Committee from June 1993 until her resignation as Chairman of the Company in September 1993. Acting under authority of the Board of Directors, the Committee is responsible for:

     - Determining compensation levels for the Company's chief executive officer ("CEO") and the other executive officers.

     - Establishing the Company's general compensation policy for all executive officers.

     - Administering the various stock plans of the Company, including the grant of stock options and other securities under those plans.

     - Administering the Company's Incentive Bonus Plan for the Company's U.S.-based employees (the "Bonus Plan"), including approving target bonus amounts, performance criteria and actual payment of bonuses to the Company's officers.

     The objectives of the Company's executive compensation program are to motivate senior employees to perform at optimal levels to achieve and exceed Company goals, to align the interests of executive officers with successful performance by the Company, and to attract and retain highly productive and qualified personnel. The Committee believes that the compensation of the CEO and other executive officers should be significantly influenced by performance. Accordingly, a substantial portion of each executive's compensation is contingent on attainment of certain internal financial targets by the Company and the particular business unit for which the executive officer is responsible, as well as on meeting specific performance goals.

COMPENSATION OF EXECUTIVE OFFICERS

     For fiscal 1993, the Company's compensation program for executive officers was comprised of base salary, annual cash bonuses, stock options under the Company's 1991 Stock Plan and various other benefits, including benefits generally available to all employees of the Company. See "Information Concerning the Company -- Employee Benefit Plans" above. This program provided an overall level of compensation designed to be competitive within the high technology industry.

     At the start of fiscal 1993, the Company's human resources department, with the assistance of an independent consulting firm selected by the Company's human resources department, gathered and analyzed executive compensation data for a group of companies in the same industry segment and with similar revenue levels to those of the Company. Executive level positions for the Company were matched to comparable survey positions and competitive market levels were determined for base salary, targeted incentives and targeted total cash compensation. The CEO and human resources management personnel reviewed that competitive market data, together with each executive's performance and contribution during the prior fiscal year, his performance targets for fiscal 1994 and the performance by the Company and individual business units against targets for the prior fiscal year.

     The Bonus Plan for fiscal 1993 was reviewed with the full Board of Directors. For fiscal 1994, the Bonus Plan was reviewed by the Committee. The Bonus Plan is designed to provide a direct incentive to executive officers and other participants to achieve the fiscal year financial goals established for the Company and their respective business units, together with their respective individual performance objectives (e.g., meeting specific product release schedules). Individual performance objectives are weighted by relative importance and have minimum performance thresholds which must be met before any portion of the bonus for that objective will be paid. For fiscal 1993, the Company and business unit performance measures were based on operating income and gross margin targets.

     At the beginning of fiscal 1993, the CEO recommended base salaries and target bonus levels for each executive officer (other than the CEO) to the Board of Directors. The Board reviewed the recommendations, performance and market data and established base salary levels and target bonuses for each executive officer. (A similar process was followed with respect to fiscal 1994, except that the Committee reviewed and established the base salary and targets.)

     At the close of fiscal 1993, the CEO evaluated the performance of each executive officer against the officer's objectives and recommended to the Committee the amount of the bonus based on attainment of those objectives.

     During fiscal 1993, the Committee granted stock options to the executive officers pursuant to the Company's 1991 Stock Plan. Some options were granted at the beginning of the fiscal year in connection with establishing the officer's compensation package for fiscal 1993, some were granted as a result of the promotion of an officer and others were granted at the end of fiscal 1993 during the Committee's review of fiscal 1993 performance. The 1991 Stock Plan is designed to further align the interests of executives and stockholders by creating a link between executive compensation and stockholder return and to give optionees the opportunity to develop an ownership position in the Company's Common Stock. Factors considered in determining whether to grant an option to an executive officer and the size of the grant include practices of the Company's competitors, the performance, contribution and responsibility levels of the executive officer, the level of vested and unvested options held by that person before and after the grant, and the estimated value of the options as a percent of the overall compensation package for the executive officer. Stock options are exercisable at a price equal to the fair market value of the Company's Common Stock at the date of grant, generally vest 25% on the first anniversary of the grant date and the balance monthly thereafter, are fully exercisable on the fourth anniversary of the grant date and have a maximum term of ten years.

CEO COMPENSATION

     Mr. Falotti's compensation for fiscal 1993 was established pursuant to an offer letter executed in July 1993 and approved by the Board of Directors. The offer provided that his fiscal 1993 compensation included a base salary at the annual rate of $600,000 and a $200,000 hiring bonus; the bonus was payable one-half on his first day of employment by the Company and the balance on the last day of his first year of employment. Pursuant to the offer, Mr. Falotti received 175,000 shares of Common Stock and options to purchase 250,000 shares of Common Stock, both under the 1991 Stock Plan. The 175,000 restricted shares are subject to vesting at the rate of 20% on each anniversary of their grant. Mr. Falotti was also provided certain assistance in connection with the relocation of him and his family from Switzerland to the United States, including interim housing allowances and the provision of $42,000 for automobiles. Pursuant to the offer letter, Mr. Falotti was to have been paid an additional $172,000 during each of his first five years of employment by The ASK Group. This additional amount was to partially cover the cost of obtaining certain disability and retirement benefits similar to those provided him by his prior employer and related taxes. In accordance with the offer letter, Mr. Falotti's compensation package for fiscal 1994 was to have been a $600,000 annual base salary plus an incentive bonus. The incentive bonus has quarterly and annual elements. Mr. Falotti could earn up to $100,000 in quarterly bonuses, depending on the number of quarters in which specified minimum operating income levels are met. In addition, Mr. Falotti was to have been paid 5% of the Company's fiscal 1994 operating income in excess of a specified minimum level. In accordance with his offer letter, Mr. Falotti was guaranteed to be paid a minimum of $200,000 of these incentive bonuses for fiscal 1994.

                                          MEMBERS OF THE COMPENSATION COMMITTEE

                                          Paul C. Ely, Jr.
                                          Robert H. Waterman, Jr.

DATED: September 24, 1993

                     COMPANY STOCK PRICE PERFORMANCE GRAPH

     The following graph shows a five-year comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, for The ASK Group, Inc., the NASDAQ Composite (U.S. only) index, and the NASDAQ (Computer & Data Processing Stocks). The graph assumes that $100 was invested in the Company's Common Stock and in the other two indices on June 30, 1988 (the last trading day of fiscal 1988). The stock price performance shown on the graph following is not necessarily indicative of future price performance.

     In accordance with the provisions of Section 232.304 of Regulation S-T, a paper copy of the stock price performance graph which appears here has been furnished to the SEC under cover of Form SE dated May 25, 1994.

                                 EXHIBIT INDEX

  EXHIBIT                                                                                PAGE
    NO.                                     EXHIBIT NAME                                  NO.
- ------------  -------------------------------------------------------------------------  -----
Exhibit  1    Agreement and Plan of Merger, dated as of May 18, 1994, by and among
              Buyer, Merger Subsidiary and the Company.................................
Exhibit  2    Form of Press Release issued by the Company and Buyer on May 19, 1994....
Exhibit  3    Pages 2-13 of the Company's Proxy Statement, dated October 22, 1993, for the Company's Annual Meeting of Stockholders held on November 18, 1993...
Exhibit  4    Amendment to Common Shares Rights Agreement, dated May 18, 1994..........
Exhibit  5    Stockholder Option Agreement, dated May 18, 1994.........................
Exhibit  6    Form of Indemnity Agreement between the Company and certain of its officers and directors...................................................
Exhibit  7    Agreement between Dr. Carlson and the Company, dated March 18, 1994 (the
              "Carlson Severance Agreement")...........................................
Exhibit  8    Agreement between Dr. Carlson and the Company, dated February 26, 1994
              (the "Carlson Incentive Bonus Agreement")
Exhibit  9    Excise Tax Agreement, dated May 18, 1994.................................
Exhibit  10   Agreement between Mr. Filler and the Company, dated February 26, 1994
              (the "Filler Offer Letter")
Exhibit  11   Agreement between Mr. Filler and the Company, dated March 3, 1994 (the
              "Filler Severance Agreement")............................................
Exhibit  12   The Common Stock Purchase Agreement among the Company, EDS and HP, dated
              August 31, 1990..........................................................
Exhibit  13   Consent Letter Agreement between the Company and EDS, dated May 18,
              1994.....................................................................
Exhibit  14   Consent Letter Agreement between the Company and HP, dated May 18,
              1994.....................................................................
Exhibit  15   Waiver Letter Agreement between the Company and EDS, dated May 18,
              1994.....................................................................
Exhibit  16   Waiver Letter Agreement between the Company and HP, dated May 18, 1994...
Exhibit  17   Form of Letter to Stockholders, dated May 25, 1994*......................
Exhibit  18   Opinion of Bear, Stearns & Co. Inc., dated May 18, 1994*.................
Exhibit  19   Engagement Letter between the Company and Unterberg Harris, dated January
              27, 1994.................................................................

- ---------------

* Included in materials being distributed to stockholders of the Company.

                                                                         ANNEX B

                                                                    May 18, 1994
Board of Directors
The ASK Group, Inc.
2880 Scott Boulevard
Santa Clara, California 95050

Dear Sirs:

     We understand that Computer Associates International, Inc. ("Computer Associates") has offered to acquire all of the outstanding shares of common stock (the "Shares") of The ASK Group, Inc. ("ASK"). You have provided us with the merger agreement among ASK, Computer Associates, and Speedbird Merge, Inc. ("Merger Subsidiary") in substantially final form (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Subsidiary will promptly commence a tender offer for all of the Shares at a cash price of $13.25 per share, to be followed as promptly as practical by a cash merger at the same price (collectively, the "Transaction").

     You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the shareholders of ASK.

     In the course of our analysis for rendering this opinion, we have:

          1. reviewed the Merger Agreement;

          2. reviewed ASK's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended June 30, 1991 through 1993, and its Quarterly Reports on Form 10-Q for the periods ended September 30, 1993, December 31, 1993, and March 31, 1994;

          3. reviewed certain operating and financial information, including projections, provided to us by ASK's management relating to its business prospects;

          4. met with certain members of ASK's senior management to discuss its operations, historical financial statements and future prospects;

          5. considered our discussions with certain potential buyers for all or part of ASK;

          6. met with certain members of ASK's senior management to discuss the contacts made by Unterberg Harris and ASK to potential buyers for all or part of ASK;

          7. reviewed historical market prices and trading volume of the Shares;

          8. reviewed publicly available financial information and stock market performance data of other publicly held companies which we deemed generally comparable to ASK;

          9. reviewed the financial terms of certain other recent acquisitions of companies which we deemed generally comparable to ASK; and

          10. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial data and other information provided to us by ASK, and we have further relied upon the assurances of management of ASK that they are unaware of any facts that would make the information provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of ASK.

     Based on the foregoing, it is our opinion that the Transaction is fair, from a financial point of view, to the shareholders of ASK.

                                            Very truly your,
                                            BEAR, STEARNS & CO. INC.

                                            By:        /s/ Michael Grimes